MEMORANDUM

TO:	Sonny Oh Senior Counsel Disclosure Review and Accounting Office Division of Investment Management U. S. Securities and Exchange Commission
FROM:	Alison Samborn, Esq. Assistant Vice President, Insurance Legal & Product Development
DATE:	February 29, 2024
SUBJECT:	Response to Comments for Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 for File No. 333-268090 (Jackson Market Link Pro II)

This memorandum is in response to the comments you provided via telephone on January 31, 2024 for the above referenced filings. In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

The following comments and responses apply to the post-effective amendment filing referenced above. Excerpted pages of the prospectus, marked to show the changes discussed below, are attached and will be provided electronically. Page references in the responses are to the PDF page of the attached marked copy of the document. A post-effective amendment to the above-referenced registration statement will subsequently be filed in response to the comments.

Cover (p. 1)

1.In the first sentence of the third paragraph, where you reference “add-on Guaranteed Minimum Withdrawal Benefits (“GMWB”) that we currently offer under the Contract”, please consider using “optional” rather than “add-on” when referring to the Guaranteed Minimum Withdrawal Benefits.

Response: The use of “add-on” rather than “optional” in connection with our riders is intentional. Registrant has updated its terminology to provide language that is easier for investors to understand, based on a language study conducted several years ago. This terminology is consistent throughout all of our registered product prospectuses and contracts, and would require extensive amendments to both in order to move away from the “add-on” terminology. As such, no revision has been made in response this comment.

2.In the first sentence of the third paragraph, where you reference “add-on Guaranteed Minimum Withdrawal Benefits (“GMWB”), please note that here, you use “GMWB” but throughout the prospectus, you reference this rider by multiple different names/defined terms. Please use one name for the rider and apply one defined term for the rider consistently throughout the prospectus. You may distinguish in the name and defined term whether it’s a single or two life version. See page 4, in the Summary subsection titled Guaranteed Minimum Withdrawal Benefit for an example of the staff’s preferred use of terminology.

Response: We have revised consistent with both a defined term that describes Guaranteed Minimum Withdrawal Benefits generally, as well as identified shortened naming conventions (the intended marketing names) for the +Income GMWB. We believe that both general references to GMWBs and their risks, as well as more focused language describing the GMWB currently offered under the contract are appropriate and necessary to investor understanding, and would like to retain both concepts. Revisions have been made throughout the prospectus to better align references for clarity.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

3.Please include contact information for Jackson’s Customer Care Center on the cover page as there are several cross-references throughout the prospectus directing the investor to the contact information on the cover page. Alternatively, please provide this contact information elsewhere in the prospectus and update the cross-references accordingly.

Response: We have made this revision.

Table of Contents

4.Please ensure that when submitting the prospectus via the EDGAR system that the Table of Contents is hyperlinked to the corresponding section and subsection pages for ease of review.

Response: The prospectus submitted via EDGAR will be hyperlinked, as requested.

Summary (pp. 2-7)

5.In the last sentence of the second paragraph, you reference “Annual Step-Ups.” Please consider adding this term to the glossary.

Response: We have made this revision.

6.In the the first paragraph of the subsection titled “Interim Value Adjustment”, you include a parenthetical describing the types of withdrawals to which an interim value adjustment applies, If the intent is to provide a complete list of withdrawal types, please consider adding automatic withdrawals to make the disclosure complete. In addition, please clarify whether interim value adjustments include withdrawal charges/fees.

Response: We have made this revision.

7.In the subsection titled “Guaranteed Minimum Withdrawal Benefit”, please review and break this subsection into shorter and simpler disclosure. Consider using bullets to make the information easier for an investor to understand.

Response: We have made this revision.

8.In the subsection titled “Guaranteed Minimum Withdrawal Benefit”, and throughout the prospectus, you use the following parenthetical when describing the GAWA: “(which will never be less than your Required Minimum Distribution (“RMD”), if applicable)” or similar variations of this parenthetical. Please consider whether providing an explanation that if RMDs apply, and the RMD is greater than the GAWA, you get the RMD, would be clearer for an investor than the repeated parenthetical.

Response: We have made revisions throughout the prospectus for clarity.

9.In the subsection titled “Guaranteed Minimum Withdrawal Benefit”, please move the description of the For Life Guarantee further down in the subsection.

Response: We have made this revision.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

10.The following comments address the Contract Overview table:

a.In the last sentence of the “Access to Your Money” row, please update to include disclosure that Withdrawal Charges may apply to Excess Withdrawals under the rider.

Response: We have made this revision.

b.In the “Add-On Guaranteed Minimum Withdrawal Benefit” row, please review and revise row into shorter and simpler disclosure, consistent with Comment 7.

Response: We have made this revision.

c.In the “Add-On Guaranteed Minimum Withdrawal Benefit” row, in the sentence beginning “The longer withdrawals are deferred (up to 9 years)...”, please check to ensure this disclosure, as well as similar disclosures throughout the prospectus, is consistent with a 9+ year option if included at launch.

Response: GAWA% hit their highest level and can no longer increase once the Deferral Year 9 has been reached, as such, we believe the existing disclosures are accurate. No revision has been made in response to this comment.

d.In the “Charges and Expenses” row, please revise consistent with Comment 6.

Response: We have made this revision.

Risk Factors (pp. 12-14)

11.The following comments address the subsection titled “Add-On Benefit”:

a.Please identify that the rider cannot be terminated by the contract owner independently from the contract.

Response: We have made this revision.

b.     Please ensure terminology referencing the rider is consistent with Comment 2,

Response: We have made this revision.

c.    In the second paragraph, where you reference waiting periods, please consider whether this should instead reference deferral periods/years.

Response: We have made this revision.

d.    In the fourth paragraph, please consider whether the reference to Excess Withdrawals reducing the value of the “benefit” should be revised to Excess Withdrawals reducing the value of the “GWB” to provide more specificity and clarity to the investor.

Response: We have made this revision.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

e.    Please include a description of the risk associated with not taking required RMD withdrawals and provide a cross-reference to any relevant tax or other RMD disclosures.

Response: We have made this revision.

12.The following comments address the subsection titled “Effects of Withdrawals, Annuitization, or Death”:

a.Please ensure terminology referencing withdrawals of the GAWA are consistent. In this subsection, you reference “GAWA withdrawals” while in the Summary section of the prospectus, you phrase this as “withdrawals of the GAWA.”

Response: We have made this revision.

b.In the last two sentences of the first paragraph, please revise to include disclosure about withdrawals of amounts in excess of the Free Withdrawal as you do in the Summary section of the prospectus.

Response: We have made this revision.

c.In the last sentence of the subsection, you note “[i]f your Contract Value falls below the minimum Contract Value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract.” Please confirm whether this termination trigger applies when the rider is elected and what type of withdrawal would trigger this termination.

Response: We have made this revision.

Glossary (pp. 8-11)

13.Consider reformatting so that the glossary appears immediately before or after the Summary for ease of review, particularly if an investor is reviewing in hard copy.

Response: We have made this revision.

14.Consider adding a defined term for GMWB with Joint Option.

Response: We have made significant revision to the references to GMWB, +Income GMWB, and +Income GMWB with Joint Option, and believe no additional defined term is required.

15.The following terms in the Glossary should be revised as indicated:

a.Covered Life - Please consider clarifying that the Covered Life only applies to the joint life GMWB. In addition, consider clarifying who the the Covered Lives are (i.e. Are they the measuring lives? Are they the lives who get the benefit of the rider?).

Response: We have made this revision.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

b.Deferral Year - Please consider adding disclosure that Deferral Years are capped at 9 years.

Response: Consistent with revisions to simplify Glossary definitions and provide detailed information in appropriate prospectus sections, no revision has been made to the Glossary definition for Deferral Year.

c.Designated Life - In the first sentence, instead of saying “the life on which certain add-on Guaranteed Minimum Withdrawal Benefit (“GMWB”) values are based,” consider revising to “the life on which the GAWA% for the GMWB is based” to add more specificity.

Response: Consistent with revisions to simplify Glossary definitions and provided detailed information in appropriate prospectus sections, we have made a slightly different revision in response to this comment.

d.Determination Date - Please include disclosure explaining when the Determination Date is locked-in. For reference, in Appendix D, Example 2, there is an extensive list of what triggers the Determination Date and the GAWA% to be determined and locked-in.

Response: Consistent with revisions to simplify Glossary definitions and provide detailed information in appropriate prospectus sections, we have made a slightly different revision in response to this comment.

e.For Life Guarantee - Consider adding an explanation on when this guarantee is triggered and when and under what circumstances it terminates. In addition, please consider simply saying “Owner or Annuitant” instead of Designated Life.

Response: Consistent with revisions to simplify Glossary definitions and provide detailed information in appropriate prospectus sections, we have made a slightly different revision in response to this comment.

f.Guaranteed Annual Withdrawal Amount ("GAWA") - In the first sentence of the definition, consider simply referring to the “GWB” instead of “guaranteed annual level of income.” In the last sentence, consider identifying that the increase or decrease to the GAWA is based on Annual Step-Ups or Excess Withdrawals.

Response: Consistent with revisions to simplify Glossary definitions and provide detailed information in appropriate prospectus sections, we have made a slightly different revision in response to this comment.

g.Withdrawal Value - Consider revising the last sentence to read “...less any applicable Withdrawal Charge or rider charge.”

Response: We have made this revision.

Contract Options (pp. 17-20)

16.In the first paragraph of the subsection titled “Interim Value”, please update the disclosures consistently with Comment 6 to include reference to automatic withdrawals, and a statement identifying that withdrawal charges will be assessed in addition to the Interim Value adjustment.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Response: We have made this revision.

Access To Your Money (pp. 28-29)

17.The following comments address the subsection titled “Guaranteed Minimum Withdrawal Benefit Considerations”:

a.Please bold the first sentence of the third paragraph.

Response: We have made this revision.

b.    In the fourth paragraph, please note the inconsistent references to “Joint For Life GMWB” and revise consistently with defined terms. In addition, if there is an opportunity to make a distinction between the Joint Life option only being available to spouses while the Single Life option is available to spouses and unrelated parties earlier in the prospectus, please do so.

Response: We have made this revision.

+Income For Life Guaranteed Minimum Withdrawal Benefit (pp. 29-40)

18.Please move the subsection titled “+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life or Two Covered Lives (“+Income GMWB” and “+Income GMWB with Joint Option”)” to the beginning of the Access to Your Money section of the prospectus, and make the “Guaranteed Minimum Withdrawal Benefit Considerations” subsection a child subsection lower in the section.

Response: We have made this revision.

19.In the parenthetical within the subsection title “+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life or Two Covered Lives (“+Income GMWB” and “+Income GMWB with Joint Option”)”, please add the word “respectively” after +Income GMWB with Joint Option.

Response: We have made a slightly different revision to address this comment, breaking the parenthetical into two parentheticals immediately following each version of the benefit in the subsection title.

20.Please reconcile the disclosure in the second sentence of the second paragraph of the section with the definition of “Covered Life” glossary (e.g. to include qualified custodial accounts).

Response: We have made this revision.

21.In the last paragraph of this section immediately preceding the tables, please consider using the term “annuitization” instead of Income Date.

Response: The use of “Income Date” rather than “annuitization” is intentional. Registrant has updated its terminology to provide language that is easier for investors to understand, based on a language study conducted several years ago. This terminology is consistent throughout all of our registered product prospectuses and contracts, and would require extensive amendments to both in
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

order to move away from the “Income Date” or “taking income” terminology. As such, no revision has been made in response this comment.

22.The following comments address the tables immediately preceding the subsection titled “Guaranteed Withdrawal Balance (“GWB”):

a.The disclosures in the second row of the first table appear to be duplicative to a glossary definition. Consider where to retain this disclosure. If the Glossary is revised to be less granular, then this would be a good spot to cover the details of who is a Covered Life and/or Designated Life in different scenarios.

Response: We have relocated any disclosures previously contained in these tables to the appropriate subsections of the +Income rider section of the prospectus and removed the tables entirely.

b.In the third row of the first table table, consider working this disclosure into the definition in the Glossary and removing here.

Response: Consistent with revisions to simplify Glossary definitions and provide detailed information in appropriate prospectus sections, we have declined to make this revision. We have relocated any disclosures previously contained in these tables to the appropriate subsections of the +Income rider section of the prospectus and removed the tables entirely.

c.In the fourth row of the first table, please consider replacing “if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero” with “if an Excess Withdrawal reduces the Contract Value to zero.”

Response: We have revised accordingly, and relocated any disclosures previously contained in these tables to the appropriate subsections of the +Income rider section of the prospectus and removed the tables entirely.

d.In the second bullet of the third table, you note that “[i]f the Contract Value drops to zero for any reason other than an Excess Withdrawal or total withdrawal and surrender, the Company will make payments to you in an amount equal to the GAWA, net of any applicable taxes, for the lifetime of the Designated Life (or last surviving Covered Life if the Joint Option is elected).” Please clarify whether this rule is only true if the For Life Guarantee is in effect.

Response: We have revised accordingly, and relocated any disclosures previously contained in these tables to the appropriate subsections of the +Income rider section of the prospectus and removed the tables entirely.

23.In the third paragraph of the subsection titled “Guaranteed Withdrawal Balance (“GWB”), please revise to more clearly identify that all withdrawals, including GAWA withdrawals, reduce the GWB, but Excess Withdrawals reduce the GWB proportionally, rather than on a dollar for dollar basis.

Response: We have made this revision.

24.In the first paragraph of the subsection titled “Withdrawals”, you identify that the date the owner elects to opt out of automatic step-ups to avoid a GMWB Charge increase will trigger the Determination Date and
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

lock-in their GAWA%. Please add disclosure to the Risk Factor identifying that opting out of GMWB Charge increases limits any further increases to the GAWA%.

Response: We have made this revision.

25.In the subsection titled “Withdrawals”, in the second paragraph below the GAWA% tables, beginning “We reserve the right to prospectively change the GAWA percentages, including the age bands, on new GMWB endorsements.” please make the following revisions:

a.Explain that if the owner does not elect the benefit at issue, the GAWA% they receive may be different than the GAWA% in the prospectus they received at purchase because Jackson reserves the right to change the GAWA% in the future.

Response: We have revised the prospectus, as requested.
b.Revise the language that reads “on new GMWB endorsements” to “on new elections of the GMWB”.

Response: We have revised the prospectus, as requested.

c.Please confirm supplementally your understanding that rate sheets may not be used to change the rates, including GAWA%, on Form S-1 registrations.

Response: We confirm our understanding that a change of rates, including GAWA%, requires a POS AM filing, and that rate sheets are not available on Form S-1 registration

26.In the subsection titled “Withdrawals”, where you address the recalculation of the GWB and/or the GAWA due to withdrawals, please clarify with additional disclosure whether this varies based on whether or not the For Life Guarantee in effect. If this disclosure does not vary based on the operation of the For Life Guarantee, no changes are required.

Response: We have confirmed that no changes are required in response to this comment.

27.In the subsection titled “Withdrawals”, in the disclosures describing the dollar-for-dollar portion “DFD Portion” formula, in the the second bullet point following the formula, please confirm supplementally that the proportional reduction of the GAWA equals the proportional reduction of the GWB multiplied by the GAWA%.

Response: This is not accurate. The math works differently. The GWB is reduced for GAWA withdrawals while the GAWA (and thus the DFD amount) and GAWA% remain unchanged. For example, if you start with a Contract Value of $100,000, a GWB of $100,000, and a GAWA of $5,000 due to 5% GAWA%, and then proceed to take GAWA withdrawals for ten years, the Contract Value is now at $50,000, the GWB is at $50,000, and the GAWA remains at $5,000, and GAWA% remains at 5%. If at this point in time, an Excess Withdrawal of 10% is taken, the GWB would be reduced by $5,000 ($50,000 * 10%), and the GAWA would be reduced by $500 ($5,000 * 10%), which is different from the $5,000 GWB reduction multiplied by the 5% GAWA% (which would total $250).

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

28.In the paragraphs following the bulleted discussion on recalculation of the GWB and/or GAWA in the subsection titled “Withdrawals”:

a.In the third sentence of the fourth paragraph, where you identify that “[a]ny withdrawals in excess of the Free Withdrawal amount may be subject to a withdrawal charge”, please clarify that if the GAWA or RMD is greater than the free withdrawal amount, then GAWA or RMD becomes the free withdrawal amount.

Response: We have made this revision.

b.In the fifth paragraph, please confirm the cross reference Appendix D for accuracy.

Response: We have confirmed the accuracy of the cross reference.

c.In the seventh paragraph, you reference “other charges or adjustments.” Please be specific about the charges this disclosures is intended to identify.

Response: We have made this revision.

d.In the first sentence of the third to last paragraph before the end of the subsection, please mention Interim Value adjustments and consider including cross references to other sections in the prospectus where general disclosures on partial withdrawals can be found.

Response: We have made this revision.

29.In the subsection titled “Step-Up” please clean up the disclosures referencing the ability to opt out of step-ups to avoid a charge increase. The way this disclosure is currently written makes it seem as though the GMWB Charge will automatically increase at the time of a step-up.

Response: We have made this revision.

30.In the subsection titled “For Life Guarantee”, please note that this subsection appears to include disclosure that is identical to disclosure covered the tables at the beginning of the +Income rider section. Consider whether revisions are needed.

Response: We have revised accordingly.

31.Please add the disclosures found in the subsection titled “Effect of GMWB on Tax Deferral” to the Risk Factors section.

Response: We have made this revision.

32.The following comments address the subsection titled “GMWB Income Options”:

a.Please disclose whether owners will be advised as to how these GMWB income options compare to the standard annuity income options.

Response: We have made this revision.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

b.Please explain supplementally why a contract owner does not receive the GAWA upon annuitization if the GAWA is greater than the annuity benefit payment. Include in your response how this is consistent with characterizing the rider as a lifetime benefit rider.

Response: The GMWB Income Options do offer the Contract Owner the option of receiving the GAWA either for the remainder of their life (if the For Life Guarantee is in effect) or until the depletion of the GAWA (if the For Life Guarantee is not in effect). This essentially provides an option for annuitization that simply continues the existing guarantees under the lifetime benefit rider.

c.In the second sentence of the second paragraph of the “Specified Period Income of the GAWA” for both the +Income GMWB and +Income GMWB with Joint Option disclosures, please clarify what “calculation date” means.

Response: We have made this revision.

33.In the subsection titled “Required Minimum Distributions Under Certain Tax Qualified Plans (“RMDs”)”:

a.Please add disclosure to the Risk Factors section identifying that there are administrative rules that must be followed when taking RMD withdrawals (i.e. using proper form, identifying as RMD withdrawal), and disclose the risk to the owner if they do not follow these administrative rules.

Response: We have made this revision.

b.At the end of the first paragraph in the “RMD NOTES” table, please add the contact information for your Customer Care Center.

Response: We have made this revision.

c.Please confirm the accuracy of cross references included in this subsection.

Response: We have confirmed the accuracy of the cross references.

Withdrawal Charge (p. 43)

34.In the second to last paragraph before the Withdrawal Charge schedule in the section titled “Withdrawal Charge”, there is a reference to the Fixed Account Minimum Value. Please add disclosure explaining this term if it is not already defined in the Glossary.

Response: We have made this revision.

GMWB Charge (pp. 40-43)

35.Please relocate the GMWB Charge section up under the +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life or Two Covered Lives (“+Income GMWB” and “+Income GMWB with Joint Option”) as a subsection so that it appears with the rider disclosures.

Response: We have made this revision.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

36.In the charge tables included in this section, please consider simplifying by eliminating the charge basis and charge frequency rows and instead reflecting the charge basis in the row with the GMWB charge (e.g. “3.00% of GWB”).

Response: These charge tables are consistent with the format of all charge tables included in all of our registered products. As such, Registrant respectfully declines to incorporate this suggested revision.

Death Benefit

37.After the first two bullets, you identify the calculation for the death benefit amount when income payments begin on the Latest Income Date. Explain supplementally whether this applies to GMWB income payments as well, and consider whether added disclosure is needed.

Response: This death benefit calculation is applicable regardless of which income option is elected (standard or GMWB Income Options). If the comment is intended to address taking GAWA withdrawals under the +Income rider, we would not define or refer to those as “income payments” so believe no additional disclosure is needed in response to this comment.

Taxes

38.In the subsection titled “Contract Owner Taxation” please consider whether additional disclosure is needed to address any special tax rules related to the +Income rider.

Response: We confirm that all relevant tax disclosures are included.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

39.Please explain supplementally what the reference to converting to SAP Financial Information means.

Response: On September 26, 2023, the Chief Accountant’s Office of the Division of Investment Management at the SEC granted us exemptive relief permitting us to file audited financial statements prepared in accordance with statutory accounting principals (“SAP”) in place of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) in registration statements on Form S-1 that we have filed and/or will file in connection with Registered Index Linked Annuity offerings. This reference is intended as a placeholder until we receive updated financial and MD&A disclosures from our Financial Reporting team, which will be included in a post-effective amendment prior to our request to accelerate the changes included in this filing.

Appendix D (pp. 46-49)

40.In the second line of the first paragraph, please delete the reference to “no other add-on benefits were elected”.

Response: We have made this revision.

41.The second and third sentences of the first paragraph include a 5% GAWA% assumption. Please check this in connection with Example 5, as it appears the math may be off if the assumption is intended to be a 5%
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

GAWA% (e.g. GWB is listed at $90,000, and GAWA is listed at $5,000 which would not be 5% of $90,000). Please reconcile.

Response: Example 5 calculations relate to an unspecified Contract Anniversary, which show a scenario in which the original $100,000 Contract Value can have reduced to $90,000 due to GAWA withdrawals, (which would not have reduced the original $5,000 GAWA). No change has been made in response to this comment.
42.In Example 3, you indicate the example demonstrates how “GMWB values are re-determined” when GAWA withdrawals are taken. If the only GMWB value that is re-determined when a permissible GAWA withdrawal is taken, please consider revising to identify this example as demonstrating “how the GWB is re-determined” to be more specific.

Response: We have made this revision.

43.In Example 4:

a.Consider a similar revision as described in Comment 42 above, but revising to indicate the example demonstrates “how the GAWA is redetermined”, if accurate.

Response: This example demonstrates the re-determination of both the GWB and the GAWA, so we have revised accordingly.
b.Please check and confirm that the numbering of the sub-parts of this example are correct.

Response: We have confirmed the accuracy of the numbering of sub-parts.

c.In Example 4a, please narratively describe the impact on the GWB and GAWA in the first sentence.

Response: We have made this revision.

d.In the first bullet of Example 4a, please consider breaking up the formula to fit the narrative better. For instance, plug in the actual figures and/or formula instead of the reference to “(see below)”, and consider matching up how these formulas are set up and explained in these examples so that they are consistent with the manner in which they are laid out in the Withdrawals subsection of the +Income rider section of the prospectus.

Response: We have made this revision.

44.In Example 6. there is a parenthetical reference to Highest Quarterly Contract Value. Please clarify what this value is or remove if not applicable.

Response: We have made this revision.

45.In Example 7c:

a.Please ensure the concept covered by the first bullet is explained in the +Income rider section of the prospectus.

Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

Response: After working with our Actuarial team, we have determined that the concept covered in this example is not relevant to the +Income benefit. The example was modeled after an existing GMWB on a different registered product, which has slightly different mechanics. As such, we have removed example 7c.

b.Please remove the reference to “subsequent Premium payments” in the third bullet.

Response: We have made this revision.

Please contact me at (517) 331-4262 if you have any questions or require additional information.
Jackson® is the marketing name for Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York).

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. JACKSON MARKET LINK PRO® II SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY Issued by Jackson National Life Insurance Company® The date of this prospectus is ________, 2024. This prospectus contains information about the Contract and Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations. Jackson's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs. Index-linked annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference. This prospectus describes the Indexes, Terms, Crediting Methods, Protection Options, and add-on Guaranteed Minimum Withdrawal Benefits ("GMWB") that we currently offer under the Contract. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any Premium payment. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Options. The Jackson Market Link Pro II Contract is an individual single Premium deferred registered index-linked annuity Contract issued by Jackson. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment to amounts removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 100% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the death benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59 1/2. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional. Crediting Methods such as the Cap, Performance Trigger, and Performance Boost could limit positive Index gain. The Contract currently offers 10% Floor, and 10% and 20% Buffer Protection Options, which could expose you to 80-90% loss due to poor Index performance. Crediting Method and Protection Option rates could change in the future. The Floor and Buffer Protection Options will always be at least 5%. Jackson is located at 1 Corporate Way, Lansing, Michigan, 48951. The telephone number for our Customer Care Center is 1-800-644-4565. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Risk Factors” beginning on page 12 for more information.

SUMMARY Jackson Market Link Pro II is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term"). If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: Cap, Performance Trigger, or Performance Boost. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to the Protection Option you choose: a stated Buffer or Floor. The Contract currently offers five Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. There is also a one-year Fixed Account available for election. The Contract also offers an add-on Guaranteed Minimum Withdrawal Benefit ("GMWB") with Annual Step-Ups for a Single Life or Two Covered Lives called +Income. At the end of an Index Account Option Term, we will credit an Index Adjustment (which may be positive, negative, or equal to zero) based on the Index Return, Crediting Method, and Protection Option of the Index Account Option selected. Prior to the end of an Index Account Option Term, the Index Account Option Value is equal to the Interim Value, which is the greater of the Index Account Option Value at the beginning of the term adjusted for any withdrawals plus the Index Adjustment subject to any prorated Index Adjustment Factors, or zero. Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. Please refer to the section titled “Indexes” for a description of each of the Indexes offered on this Contract. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, MSCI Emerging Markets, MSCI EAFE, and the MSCI KLD 400 Social Index. Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return at the end of the Index Account Option Term. The Crediting Methods currently offered on the Contract are the Cap, subject to a stated Cap Rate (and an Index Participation Rate); Performance Trigger, subject to a stated Performance Trigger Rate; and Performance Boost, subject to a stated Performance Boost Rate (and a stated Performance Boost Cap Rate) Crediting Methods. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request. Crediting methods must be elected before the start of the Term and will apply for the duration of the Term. • Cap ◦ This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Index Participation Rate, subject to a stated Cap Rate. ◦ The Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Cap Rate. ◦ The Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment. ◦ An Index Participation Rate or a Cap Rate are not a guarantee of any positive return. • Performance Trigger ◦ This Crediting Method provides a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is zero or positive. ◦ The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is zero or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. ◦ A Performance Trigger Rate is not a guarantee of any positive return. 1 telephone transactions. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 33. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account. We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. It is possible that an Index may be replaced during an Index Account Option Term. If an Index is replaced during an Index Account Option Term, we will provide you with notice of the substituted Index, and Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term. While any substituted Index will need to be approved by regulators prior to replacing your Index, it is possible that you may experience lower Index Return under a substituted Index than you would have if that Index had not been replaced. For more information about replacing Indexes, please see "Replacing an Index" on page 24. We also reserve the right to remove, add or change the combinations in which we offer Indexes, Crediting Methods, Protection Options and Index Account Option Terms in the future. All Indexes, Crediting Methods, Protection Options, and Index Account Option Terms we currently offer may not be available in all states, or through every selling broker-dealer. Fixed Account: You also have the option to invest all or a portion of your Contract Value into a Fixed Account. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one- year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the Fixed Account. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Contract Anniversary, subject to a guaranteed minimum interest rate. There is also a Short Duration Fixed Account Option, which is only available in connection with Intra-Term Performance Locks and spousal continuation, and may not be independently elected. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. See “Intra-Term Performance Lock” below in this Summary for information on how the Short Duration Fixed Account Option is used for Intra-Term Performance Lock transfers. In comparison to the one year Fixed Account Option, the Short Duration Fixed Account Option has lower interest crediting rates, and cannot be independently elected absent an Intra-Term Performance Lock or spousal continuation. Interim Value Adjustment: Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term by measuring the change in your Index Return from the beginning of the Index Account Option Term to the date of the withdrawal (withdrawals in this context include partial or total withdrawals from the Contract (including GAWA withdrawals), automatic withdrawals, free looks, required minimum distributions ("RMD"), income payments, deductions of the GMWB Charge, and the Contract Value element of death benefit payments). Please note that any withdrawal taken in the first six years after issue may also be assessed withdrawal charges in addition to the Interim Value adjustment. In calculating the Interim Value adjustment, we use prorated Index Adjustment Factors, which in some instances may serve to reduce any positive Index Adjustment, as well as increase any negative Index Adjustment we credit when compared to the Index Adjustment you would have received if you had waited until the end of your Index Account Option Term to take your withdrawal. This is because the Index Adjustment Factors are prorated by the time elapsed during the Index Account Option Term. In other words, the values are determined by multiplying the Index Adjustment Factor by the number of days elapsed so far during the Index Account Option Term and then dividing by the total number of days in the Index Account Option Term. For an example illustrating the proration of Index Adjustment Factors, please see "Interim Value" beginning on page 21. We do not prorate the Floor or the Index Participation Rate. Any negative adjustment could be significant and impact the amount of Contract Value available for future withdrawals. In addition to Interim Value adjustments, withdrawals taken in the first six Contract Years may also be subject to Withdrawal Charges, which could further reduce the amount you receive when requesting a withdrawal. 3

Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 21 for more information. Each time you take a withdrawal from an Index Account Option before the end of your Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. The Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. This means if you withdraw 10% of your Contract Value, your Index Account Option Value will also be reduced by 10%. If an Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis If an Interim Value adjustment is negative, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Intra-Term Performance Lock: Intra-Term Performance Lock is currently available with all Crediting Method options except for the Performance Trigger Crediting Method. This feature allows you to transfer the full Interim Value from your selected Index Account Option into the Short Duration Fixed Account Option, where it will earn the declared Short Duration Fixed Account rate of interest beginning on the Intra-Term Performance Lock Date until the next Contract Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we received your Intra-Term Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed immediately above in this Summary section, which can substantially reduce your Index Account Option Value. An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra- Term Performance Lock has been processed, it is irrevocable. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocations" beginning on page 33. Any interest credited to the Contract, whether from allocations to the Index Account Options or the Fixed Account, is backed by the creditworthiness and claims-paying ability of Jackson National Life Insurance Company. You are permitted to make transfers and withdrawals under the terms of the Contract. Full and partial transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. Withdrawals taken during the first six years of the Contract may be subject to Withdrawal Charges and withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial. For more information on the Interim Value adjustment and how it may affect your Contract please see "Interim Value" beginning on page 21. Registered Index Linked Annuities are long term investments, subject to a potentially substantial loss of principal. Working with a financial professional, you should carefully consider which Indexes, Crediting Methods, and Protection Options (or combinations thereof) are right for you based on your risk tolerance, investment objectives, and other relevant factors. Not all options may be suitable for all investors, including the overall purchase of a RILA. Guaranteed Minimum Withdrawal Benefit: The +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Ups for a Single Life ("+Income GMWB") or Two Covered Lives ("+Income GMWB with Joint Option") is an add-on benefit that, for a fee, guarantees an annual level of income each year in the form of withdrawals (the "Guaranteed Annual Withdrawal Amount" or "GAWA") (which will never be less than your Required Minimum Distribution ("RMD"), if applicable) prior to the Income Date. • The GAWA is guaranteed even if your Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal),and will continue until until your (or the first joint Owner's) death or until the Guaranteed Withdrawal Balance ("GWB") is depleted depending on whether the For Life Guarantee is in effect at the time your Contract Value drops to zero. 4

◦ The For Life Guarantee entitles you to continue making GAWA withdrawals for your life (or the lifetime of the joint Owner to die first), or for the lifetime of the last surviving Covered Life under +Income GMWB with Joint Option. The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Designated Life's attained age 59 ½, subject to certain limitations. For more information, please see "For Life Guarantee" beginning on page 43., when the For Life Guarantee is in effect, or, ◦ Iif the For Life Guarantee is not in effect, the GAWA is guaranteed until the earlier of your death (or the death of any joint Owner) or the depletion of the Guaranteed Withdrawal Balance ("GWB"). • The value of your GAWA is based on a GAWA percentage ("GAWA percentage" or "GAWA%") associated with: ◦ your attained age on the Determination Date, and ◦ the number of years withdrawals are deferred from the date the benefit is added to your Contract (called "Deferral Years"). ◦ The longer withdrawals are deferred (up to 9 years), the higher your GAWA% will be when your GAWA is determined. • Step-Up. The amount of your GWB can be increased by a Step-Up, which will automatically increase the GWB to equal the Contract Value if the Contract Value is greater than the GWB. The Step-Up is designed to give you the benefit of any increase in the Contract Value due to positive investment performance throughout the year. There are two different types of Step-Up available with the +Income GMWB and +Income GMWB with Joint Option: the annual Step-Up, which may occur each year on the Contract Anniversary, and the Determination Date Step-Up, which may occur only once, on the Determination Date. Step-Ups are subject to rules and limitations, so please see "Step-Up" beginning on page 42 for more information. • GAWA withdrawals are subject to Interim Value adjustments if withdrawn from Index Account Options during an Index Account Option Term, which means GAWA withdrawals have the potential to reduce your Index Account Option Value by more than the amount of the GAWA. On each Contract Anniversary after the +Income GMWB or the +Income GMWB with Joint Option is added to your Contract, the GWB will automatically step up to the Contract Value if the Contract Value is greater than the GWB and you have not opted out of step-ups to avoid an increase in the GMWB Charge. For more information about the +Income GMWB, please see "+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB") or Two Covered Lives ("+Income GMWB" and "+Income GMWB with Joint Option")" beginning on page 37. You should not elect the +Income GMWB or +Income GMWB with Joint Optionthis add-on benefit if you intend to take regular withdrawals in excess of the GAWA (or any applicable RMDs) or do not intend to take periodic withdrawals prior to the Income Phase of this Contract. Contract Overview Contract Individual single premium deferred registered index-linked annuity contract Minimum Premium $25,000 Issue Ages 0 - 85 Contract Value The sum of the Fixed Account Value and the Index Account Value. Index Account Options Each Index Account Option is defined by an Index, a Crediting Method, a Protection Option, and a Term length. The Crediting Method and Protection Option you choose define the parameters under which the positive or negative Index Adjustment will be credited. Index Account Option Term Terms currently available under the Contract are 1, 3, and 6 years in length. Index The Indexes currently offered under the Contract are: - S&P 500 Index - Russell 2000 Index - MSCI EAFE Index - MSCI Emerging Markets Index - MSCI KLD 400 Social Index Crediting Method The Crediting Methods currently offered under the Contract are: - Cap - Performance Trigger - Performance Boost 5

Protection Options The Protection Options currently offered under the Contract are: - Buffer - Floor Intra-Term Performance Lock This feature allows you to lock in your Interim Value prior to the end of your Index Account Option Term on Index Account Options. If you elect an Intra-Term Performance Lock, your full Interim Value as of the Intra-Term Performance Lock Date will be transferred into the Short Duration Fixed Account Option and the Index Account Option Term will end. Intra-Term Performance Lock is not currently available with elections of the Performance Trigger Crediting Method. For more information, see "Intra-Term Performance Lock" beginning on page 34. Fixed Account A Contract Option which provides a declared amount of interest over a stated period. Interim Value The daily value of your Index Account Option on any given Business Day prior to the end of an Index Account Option Term. The Interim Value is calculated using prorated Index Adjustment Factors, where applicable, based on the elapsed portion of the Index Account Option Term. Neither the Floor nor the Index Participation Rate are prorated. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. For more information, see "Use of Guaranteed Minimum Prorated Index Adjustment Factors in Certain States" beginning on page 19. Transfers You may request a transfer to or from the Fixed Account and to or from the Index Account Options. You may also request transfers among the available Index Account Options. Transfers among Index Account Options or between Index Account Options and the Fixed Account are permissible only at the end of the Index Account Option Term or Fixed Account term unless you are executing an Intra-Term Performance Lock. The effective date of transfers other than those in connection with an Intra- Term Performance Lock is the first day of the Fixed Account term and/or an Index Account Option Term into which a transfer is made. Access to Your Money You may withdraw some or all of your money at any time prior to the Income Date. For any withdrawal from an Index Account Option, an Interim Value adjustment as of the date of the withdrawal will apply and may substantially reduce your Index Account Option Value. In addition, a withdrawal taken in excess of the Free Withdrawal amount, or which is considered an Excess Withdrawal under the +Income GMWB or +Income GMWB with Joint Option may be subject to additional Withdrawal Charges. Add-On Guaranteed Minimum Withdrawal Benefit For a fee, you may add the +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB) or Two Covered Lives ("+Income GMWB" and "+Income GMWB with Joint Option") to your Contract, which allowsguarantees an annual level of income each year. Once elected, the GMWB permits you to withdraw a guaranteed amount annuallythe greater of the Guaranteed Annual Withdrawal Amount (the "GAWA") or Required Minimum Distribution ("RMD"), if applicable, while your Contract Value is greater than zero. If your Contract Value falls to zero, and the For Life Guarantee is in effect, we will pay you the GAWA annually for the remainder of your life (and your spouse's life if you elect +Income GMWB withthe Joint Option is elected), subject to certain conditions and limitations.. If the For Life Guarantee is not in effect and your Contract Value falls to zero, we will pay you the GAWA annually until the earlier of your death (or the death of the first joint Owner) or the Guaranteed Withdrawal Balance ("GWB") is depleted. • The value of your GAWA is based on a GAWA percentage ("GAWA%") associated with your attained age on the Determination Date and the number of years you defer taking withdrawals onceare deferred from the date the benefit is added to your Contract (called "Deferral Years"). The longer withdrawals are deferred (up to 9 years), the higher your GAWA percentage % will be when your GAWA is determined. • On each Contract Anniversary after the benefitGMWB is added to your Contract, you are eligible for a Step-Up, which will automatically increase the GWB to equalwill automatically step up to the Contract Value if the Contract Value is greater than the GWB, subject to certain limitations and you have not opted out of step-ups to avoid an increase in the GMWB Charge. For more information about the +Income GMWB, including the limitations referenced above, please see "+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB) or Two Covered Lives ("+Income GMWB" and "+Income GMWB with Joint Option")" on page 37. 6

Withdrawal Charge A percentage charge applied to withdrawals in excess of the Free Withdrawal amount or in excess of the GAWA (or RMD if applicable), including partial and total withdrawals, and income payments commenced within the first Contract Year. Withdrawal Charges apply during the first six years of the Contract as follows: Number of Complete Contract Years since Issue Date Withdrawal Charge Percentage 0…………………………………………………..8.00% 1…………………………………………………..8.00% 2…………………………………………………..7.00% 3…………………………………………………..6.00% 4…………………………………………………. 5.00% 5…………………………………………………..4.00% 6 or more………………………………………....…...0.00% For more information about Withdrawal Charges, including details about when you may be entitled to a waiver of Withdrawal Charges, please see the section titled “WITHDRAWAL CHARGE" on page 51. Death Benefit For Owners 80 or younger at the Issue Date of the Contract, the standard death benefit (known as the Return of Premium death benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionately by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Withdrawal Charge)). For Owners age 81 or older at the Issue Date of the Contract, the standard death benefit is the Contract Value. Income Options You can choose to begin taking income from your Contract at any time, but all of the Contract Value must be annuitized. Withdrawal Charges (if you begin taking income in the first Contract Year) will apply, and we will use your Interim Value (if you begin taking income on any day other than the Index Account Option Term Anniversary) to calculate your income payments. You may choose from the following annuitization options: - Life Income - Joint Life and Survivor Income - Life Income with Guaranteed Payments for 10 Years or 20 Years - Life Income for a Specified Period Once an income option has been selected, and payments begin, the income option may not be changed. No withdrawals will be permitted once the contract is in the income phase. For more information about income options, please see the section titled "Income Options" on page 53. Additional income options may be available if you elect to add the +Income GMWB or +Income GMWB with Joint Option to your Contract. For more information, please see "GMWB Income Options" on page 45. Charges and Expenses You will bear the following charges and expenses: - Withdrawal Charges during the first six Contract Years; - GMWB Charge if you elect the add-on GMWB; and - Premium and Other Taxes. Additionally, if you take a withdrawal before the end of your Term (including automatic withdrawals, GAWA withdrawals, Required Minimum Distributions, income payments, death benefit payments, Free Looks and Intra-Term Performance Locks), we will also calculate an Interim Value adjustment (in addition to any applicable Withdrawal Charge), which may serve to limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Also, in the case of a withdrawal before the end of the Term where the Index Return is negative, less protection is provided the earlier in the Term the withdrawal occurs. Please note that the Contract also imposes Caps that can limit amounts credited to less than the amount of the Index Return on the date of the withdrawal. Free Look Provision You may cancel the Contract within a certain time period after receiving it by returning the Contract to us or to the financial professional who sold it to you. This is known as a “Free Look.” We will return either your Premium Payment or Contract Value, depending on your state, and we will not deduct a Withdrawal Charge. Free Looks are subject to Interim Value adjustments. 7

GLOSSARY These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms. Adjusted Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term, adjusted based on the Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Performance Trigger Rate, Performance Boost Rate, Performance Boost Cap Rate (applicable only with the Performance Boost Crediting Method), Buffer or Floor, as applicable. On any day during an Index Account Option Term prior to the end of the Term, the percentage change in the Index value measured from the start of the Index Account Option Term and the current Index value as of that day, adjusted based on the applicable prorated Crediting Method (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate). If the Index return is negative, we apply the Floor or prorated Buffer Protection Option that you have elected. Neither the Floor nor the Index Participation Rate are prorated when calculating the Adjusted Index Return. Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant. Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner’s death. The Contract allows for the naming of multiple Beneficiaries. Buffer - one of the two Protection Options offered and an Index Adjustment Factor. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. A Buffer protects from loss up to a stated amount. You only incur a loss if the Index declines more than the stated Buffer percentage during the Index Account Option Term (though it is possible to incur a loss in excess of the stated Buffer percentage if you make a withdrawal prior to the end of the Index Account Option Term). Business Day - any day that the New York Stock Exchange is open for business during the hours in which the New York Stock Exchange is open. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). Cap Rate ("CR") or Cap - one of three currently available Crediting Methods, and an Index Adjustment Factor. The Cap Rate is the maximum positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Cap Crediting Method at the end of each Index Account Option Term after application of the Index Participation Rate. Contract - the single premium deferred Index-linked annuity contract and any optional endorsements you may have selected. Contract Anniversary - the Business Day on or immediately following each one-year anniversary of the Issue Date. Contract Option - one of the options offered by the Company under this Contract. The Contract Options for this product are the Fixed Account and Index Account. Contract Value - the sum of the allocations to the Fixed Account and the Index Account. Contract Year - the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date. For example, if the Issue Date is January 15, 2023 then the end of Contract Year 1 would be January 14, 2024, and January 15, 2024, which is the first Contract Anniversary, begins Contract Year 2. Crediting Method - the general term used to describe a method of crediting the applicable positive Index Adjustment at the end of an Index Account Option Term. Covered Life - each of the individuals covered under the For Life Guarantee of the add-on +Income GMWBGuaranteed Minimum Withdrawal Benefit with Joint Option ("GMWB with Joint Option"). On qualified plan Contracts, the Owner and the primary spousal Beneficiary named as of the effective date of the GMWB with Joint Option will each be considered a Covered Life. On qualified custodial account Contracts, the Annuitant and contingent Annuitant named as of the effective date of the GMWB with Joint Option will each be considered a Covered Life. On non-qualified plan Contracts, the spousal joint Owners will each be considered a Covered Life. The Covered Lives may not be changed. Deferral Year - the period of time measured by each Contract Anniversary that has passed after election of the add-on Guaranteed Minimum Withdrawal Benefit ("GMWB"). 8

Designated Life - the life on which certain add-on Guaranteed Minimum Withdrawal Benefit ("GMWB") values and guarantees are based. If the Owner is a natural person, then the Owner is the Designated Life. For joint Owners, the oldest joint Owner is the Designated Life unless the GMWB with Joint Option is elected, in which case, the Designated Life is the youngest Covered Life. If the Owner is a legal entity, the Annuitant is the Designated Life. If the owner is a legal entity and there are joint Annuitants, the oldest joint Annuitant is the Designated Life. The Designated Life may not be changed. Determination Date - the date the Guaranteed Annual Withdrawal Amount Percentage ("GAWA%") is determined and locked-in, and the Guaranteed Annual Withdrawal Amount ("GAWA") is determined for the first time after election of the +Income GMWB or +Income GMWB with Joint Optionadd-on Guaranteed Minimum Withdrawal Benefit ("GMWB"). Excess Withdrawal - any portion of a withdrawal taken, after election of the +Income GMWB or +Income GMWB with Joint Optionan add-on Guaranteed Minimum Withdrawal Benefit ("GMWB"), that causes total withdrawals taken during that Contract Year to exceed the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or Required Minimum Distribution ("RMD"), if applicable, on the date of the withdrawal. End-Term Performance Lock - a Contract feature that allows for the automatic reallocation of positive Index Adjustments from Index Account Options into the Fixed Account at the end of each Index Account Option Term. Fixed Account - a Contract Option in which amounts earn a declared rate of interest for a one year period. Fixed Account Option - An option within the Fixed Account for allocation of Premium or Contract Value defined by its term. Fixed Account Minimum Interest Rate - the minimum interest rate applied to the Fixed Account, guaranteed for the life of the Contract. Fixed Account Minimum Value - the minimum guaranteed amount of the Fixed Account Value. The Fixed Account Minimum Value is equal to 87.5% of all amounts allocated to the Fixed Account, reduced by the net amount of withdrawals and transfers from the Fixed Account, and taxes, accumulated at the Fixed Account Minimum Interest Rate. Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals including any Withdrawal Charges on such withdrawals, and any amounts transferred out of the Fixed Account. Floor - one of the two Protection Options offered and an Index Adjustment Factor. A Floor is the maximum negative Index Adjustment that will be credited to the Index Account Option Value at the end of the Index Account Option Term, expressed as a percentage. A Floor protects from loss after a stated threshold. If the Index declines during the Index Account Option Term, you incur a loss up to the stated Floor percentage, and are protected from any further loss beyond the Floor during that Index Account Option Term. For Life Guarantee - a guarantee under the +Incomethe add-on Guaranteed Minimum Withdrawal Benefit ("GMWB") that entitles you to the Guaranteed Annual Withdrawal Amount ("GAWA") for the lifetime of the Designated Life, or, with joint Owners, the lifetime of the joint Owner who dies first. For a Contract owned by a legal entity with joint Annuitants, the guarantee lasts for the lifetime of the joint Annuitant who dies first. Under the +Income GMWBIf the GMWB with Joint Option is elected, the guarantee lasts for the lifetime of the last surviving Covered Life. Free Withdrawal - the maximum amount that may be withdrawn each year free of any otherwise applicable Withdrawal Charge. The Free Withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, less earnings. If an RMD is applicable, the Free Withdrawal amount is equal to the RMD, less earnings. Guaranteed Annual Withdrawal Amount ("GAWA") - the maximum amount the Owner can withdraw from the Contract each Contract Year after the election of the +Income GMWB or +Income GMWB with Joint Optionadd-on Guaranteed Minimum Withdrawal Benefit ("GMWB"), without reducing the guaranteed amountguaranteed annual level of income the Owner can withdraw in future Contract Years. Where there is an applicable Required Minimum Distribution (RMD) under federal tax law, the Owner may withdraw the greater of the GAWA or the RMD amount without reducing the guaranteed amountannual level of income the Owner can withdraw in future Contract Years. The GAWA is established on the Determination Date and then can subsequently increase or decrease. Guaranteed Annual Withdrawal Amount Percentage ("GAWA%") - the percentage, which is locked-in on the Determination Date based on the Designated Life's attained age and number of elapsed Deferral Years, and is used to determine the Guaranteed Annual Withdrawal Amount. The GAWA% will not change after the Determination Date for any reason. 9

Guaranteed Minimum Withdrawal Benefit ("GMWB") - an add-on benefit that may be purchased for an additional fee that provides for a Guaranteed Annual Withdrawal Amount that is guaranteed for the life of the Designated Life (or Covered Lives if the Joint Option is elected) if the For Life Guarantee is in effect, or until the depletion of the Guaranteed Withdrawal Balance ("GWB") if the For Life Guarantee is not in effect. Guaranteed Minimum Withdrawal Benefit Charge ("GMWB Charge") - the charge assessed annually upon election of the +Income GMWB or +Income GMWB with Joint OptionGuaranteed Minimum Withdrawal Benefit. Guaranteed Withdrawal Balance ("GWB") - the value upon which the GAWAGuaranteed Annual Withdrawal Amount and GMWB CGuaranteed Minimum Withdrawal Benefit charge are based. The GWB is not a Contract Value and cannot be withdrawn as a lump-sum. Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract. Income Date - the date on which iIncome pPayments are scheduled to begin as described in the Income Payments section of the prospectusrovisions. Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option. Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period. Index Account Option - an option within the Index Account for allocation of Premium, defined by its term, Index, Crediting Method, and Protection Option. Index Account Option Term - the selected duration of an Index Account Option. Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term. Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option. Index Account Value - the sum of the Index Account Option Values. Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term, or at the time of withdrawal of Index Account Option Value. Index Adjustments can be zero, positive or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return. During an Index Account Option Term, the Index Adjustment is equal to the Adjusted Index Return, which is further adjusted by any prorated Index Adjustment Factors, where applicable. Please note that neither the Floor nor the Index Participation Rate are prorated. Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Performance Trigger Rates, Performance Boost Rates, Performance Boost Cap Rates (applicable only with the Performance Boost Rate Crediting Method), Index Participation Rates (applicable only with the Cap Crediting Method), Buffers, and Floors are all Index Adjustment Factors. Index Participation Rate ("IPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Cap Crediting Method. The IPR is an Index Adjustment Factor, and is declared at the beginning of the Index Account Option term. The IPR is guaranteed to be at least 100%, and will never serve to decrease an Index Adjustment. The IPR is not a stand- alone Crediting Method. It is applicable only with the Cap Crediting Method. Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term. Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. On each day of the Index Account Option Term prior to the end of the Index Account Option Term, the Interim Value is the greater of the Index Account Option Value on the first day of the term (which equals any Premium or Contract Value allocated to the Index Account Option on that day) reduced for any withdrawals (including GAWA withdrawals, Required Minimum Distributions, income payments, the Contract Value element of death benefit payments, and Free Looks) or Intra-Term Performance Locks transferred from the Index Account Option during the term, including any Withdrawal Charges, in the same proportion as the Interim Value was reduced on the date of the withdrawal or Intra-Term Performance Lock, plus the prorated Index Adjustment subject to prorated Index Adjustment Factors, where applicable, or zero. The Interim Value uses applicable prorated Index Adjustment Factors (based on the elapsed portion of the Index Account Option Term), but neither the Floor nor the Index Participation Rate Index Adjustment Factors are prorated for purposes of calculating Interim Value prior to the end of the Index Account Option Term. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available 10 for withdrawal or Intra-Term Performance Lock prior to the end of the Index Account Option Term. Intra-Term Performance Lock- a Contract feature that permits the one-time reallocation of Interim Value from an Index Account Option to the Short Duration Fixed Account Option prior to the end of the Index Account Option Term. Intra-Term Performance Lock Date - the date Interim Value is reallocated to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock. Issue Date - the date your Contract is issued. Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.) Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non- discriminatory basis or required by a qualified plan, law or regulation. Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner. Performance Boost Cap Rate ("PBCR") - an Index Adjustment Factor associated with the Performance Boost Crediting Method. The PBCR is the maximum positive Index Adjustment, expressed as a percentage, that could be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term. The Performance Boost Cap Rate is not a stand-alone Crediting Method. It is applicable only when you select the Performance Boost Rate Crediting Method. Performance Boost Rate ("PBR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PBR is the amount that will be added to Index Return, expressed as a percentage, that will increase value of the Index Adjustment that will be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term if the performance criteria are met. The Index Adjustment credited under the Performance Boost Crediting Method is limited by the Performance Boost Cap Rate. Performance Trigger Rate ("PTR") - one of three currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met. Premium - consideration paid into the Contract by or on behalf of the Owner. The maximum Premium payment you may make without prior approval is $1 million. This maximum amount is subject to further limitations at any time. Protection Options - the general term used to describe the Floor and Buffer Index Adjustment Factors. Protection Options provide varying levels of partial protection against the risk of loss of Index Account Option Value when Index Return is negative. Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium, including Withdrawal Charges, before withdrawals are adjusted for any applicable charges. Required Minimum Distributions ("RMDs") – for certain qualified Ccontracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the Owner of a qualified contract. Step-Up - an feature under which we automatically increase the GWB to reflect any increases in the Contract Value due to positive investment performance during the Contract Year when you have elected the +Income GMWB or +Income GMWB with Joint Option. Withdrawal Charge - a charge that is applied to withdrawals in excess of the free withdrawal during the first six years of the Contract, expressed as a percentage of Remaining Premium, Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, subject to any applicable positive or negative Interim Value adjustment, less any applicable Withdrawal Charge and/or GMWB Charge. 11 we credit. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 19 for more information. New rates go into effect at the start of each new Index Account Option Term. Such rates could be lower, higher, or equal to the current rate. If a new rate is unacceptable to you, you will have to reallocate your Contract Value to a different Index Account Option or to the Fixed Account. There is a risk that these other investment options will also not be satisfactory to you. Buffers and Floors. If you allocate money to an Index Account Option, Index fluctuations may cause an Index Adjustment to be negative at the end of the Index Account Option Term despite the application of the Buffer or Floor Protection Option that you elect. • If you elect a Floor, a negative Index Return will always result in a negative Index Adjustment up to the Floor but not in excess of the Floor. • If you elect a Buffer, a negative Index Return will result in a negative Index Adjustment if the negative Index Return exceeds the Buffer. In choosing between a Buffer and a Floor, you should consider that the maximum amount of principal you can lose with a Buffer is greater than the maximum amount of principal you can lose with a Floor. Conversely, because of the greater downside risk you assume with a Buffer Protection Option, they tend to offer greater opportunities for upside growth (for example, higher Cap rates may be available with Buffer Protection Options). If we credit your Contract with a negative Index Adjustment, your Index Account Option Value will be reduced. Buffers and Floors are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. Any portion of your Contract Value allocated to an Index Account Option will benefit from the protection of either the Buffer or Floor for that Index Account Option Term only. A new Buffer or Floor will be applied to subsequent Index Account Option Terms. You assume the risk that you will incur a loss and that the amount of the loss could be significant. You also bear the risk that sustained negative Index Return may result in a zero or negative Index Adjustment being credited to your Index Account Option Value over multiple Index Account Option Terms. In addition, each time you take a withdrawal, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we prorate the Buffer based on the number of days that elapsed in the Term, which means you will not have the full protection of the stated Buffer. This could serve to increase any negative Index Adjustment we credit. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 19 for more information. If an Index Account Option Value is credited with a negative Index Adjustment for multiple Index Account Option Terms, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Buffer or Floor for a single Index Account Option Term. Buffers and Floors are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis. Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index, and you may not be able to achieve the level of Index Return you anticipated. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as follows: Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE index value on the day of the replacement is 2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to 10% plus the calculated return of the MSCI EAFE Index from the replacement date. This 14 means that one year later, on your third Contract Anniversary, if the MSCI EAFE Index is $1,900, your Index Return would be 10% + (-5%) = 5%. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. No Interim Value adjustment will apply if we substitute an Index. Changes to the Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method), if any, occur at the beginning of the next Index Account Option Term. The guaranteed maximum Floor and guaranteed minimum Buffer will not change for the life of your Contract. Available Floor and Buffer Rates are guaranteed never to be less than 5% or more than 50%. We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. You bear the risk that we may eliminate an Index Account Option or certain Index Account Option features and replace them with new options and features that are not acceptable to you. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing. Intra-Term Performance Lock. Because an Intra-Term Performance Lock utilizes Interim Value on the Intra-Term Performance Lock Date, you may receive less on the date you exercise your Intra-Term Performance Lock than you would have had you exercised your Intra-Term Performance Lock on a different date. Because the calculation of Interim Value utilizes pro- rated Index Adjustment Factors, where applicable, you may receive less than you would have received had you not exercised an Intra-Term Performance Lock and instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. Please note: neither the Floor nor the Index Participation Rate are prorated. When you exercise an Intra-Term Performance Lock, you must transfer the full Interim Value from the selected Index Account Option to the Short Duration Fixed Account Option, which means you will not get the benefit of any positive Index market performance for the remainder of that Contract Year. Once you have exercised an Intra-Term Performance Lock, the Interim Value transferred to the Short Duration Fixed Account Option will be inaccessible for transfer until the next Contract Anniversary. It is possible that the same combination of options that made up the Index Account Option on which you exercised your Intra-Term Performance Lock may no longer be available or may have different rates once you reach the Contract Anniversary, thus preventing you from being reallocated into an identical Index Account Option. Further, once you have exercised an Intra-Term Performance Lock, it is irrevocable. Issuing Company. No company other than Jackson has any legal responsibility to pay amounts that Jackson owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson. You should review and be comfortable with the financial strength of Jackson for its claims-paying ability. Effects of Withdrawals, Annuitization, or Death. If any of the following are taken during the Index Account Option Term, they could be subject to an Interim Value adjustment that could reduce your Index Account Option Value: a partial or total withdrawal, a withdrawal of the Guaranteed Annual Withdrawal Amount ("GAWA") withdrawal on Contracts with an add-on Guaranteed Minimum Withdrawal Benefit ("GMWB"), Required Minimum Distribution ("RMD"), free look, Intra-Term Performance Lock, income payment, or the Contract Value element of a death benefit payment. Such reduction could be significant. The Interim Value adjustment may result in an Index Adjustment that is less than the Index Adjustment you would have received if you had held the investment until the end of the Index Account Option Term. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive. In addition, partial and total withdrawals taken during the first six Contract Years which exceed the Free Withdrawal amount, including Excess Withdrawals on Contracts with an add-on GMWB, may be subject to a Withdrawal Charge. Amounts applied to income payments on an Income Date that is within one year of the Contract's Issue Date may also be subject to a Withdrawal Charge. All withdrawals, including GAWA withdrawals and RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account unless otherwise specified. Withdrawals can also reduce the Death Benefit. Any Return of Premium death benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal. In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95. 15

If your Contract Value falls below the minimum Ccontract Vvalue remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract. This minimum Contract Value requirement does not apply if you have added +Income GMWB or +Income GMWB with Joint Option to your Contract. There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges) and we will impose those charges, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For more information on RMD requirements, please see "Required Minimum Distributions Under Certain Tax-Qualified Plans ("RMDS")" beginning on page 46. Add-On Benefit. You may never need or use certain features provided by the add-on benefit. In that case, you may pay for a feature for which you never realize any benefits. The +Income Guaranteed Minimum Withdrawal Benefit ("GMWB and +Income GMWB with Joint Option are") is subject to conditions, including increased withdrawal rates the longer you wait to initiate withdrawals after election of the add-on benefit including waiting periods. You may die before you begin taking withdrawalsare able to access certain benefits under the add-on benefit. Alternatively, you may not live long enough to receive enough benefit from the add-on benefit to exceed the amount of the fees you pay for the add-onthat benefit. You may need to make Excess Withdrawals, which have the potential to substantially reduce or even terminate the benefits available from the add-on benefit. The Index Account Options you elect may provide sufficient credited interest such that you may not need the guarantee that may otherwise be provided by the add-on benefit available for an additional charge. If your Contract includes the +Income GMWB or +Income GMWB with Joint Option, Excess Withdrawals will reduce the value of the Guaranteed Withdrawal Balance ("GWB")benefit in proportion to the amount of the Excess Withdrawal relative to the total Contract Value at the time of withdrawal. Accordingly, under certain circumstances, a withdrawal could reduce the value of the GWBa benefit by more than the dollar amount of the withdrawal. Add-on benefits may beThe +Income GMWB is available at issue or on your Contract Anniversary, subject to availability. If you do not elect the add-on benefit at issue, it is likely that the rates associated with the add-on benefit, including the GAWA percentages, may be lower than the rates you would have received if you had elected the add-on benefit at issue. It is also possible that the charge for the add-on benefit elected on your Contract Anniversary may be higher than the charge that would have been applicable if you had elected the add-on benefit at issue. Neither the +Income GMWB nor the +Income GMWB with Joint Option may be terminated independently from termination of the Contract, except in connection with a spousal continuation, where permitted by the terms of the Contract. The GMWB Charge that you pay for the +Income GMWB or +Income GMWB with Joint Option may be increased every five Contract Years. While you have the ability to avoid any GMWB Charge increases by opting out of future annual Step-Ups, doing so will lock in your GAWA%, which means you are also foregoing any potential further increases to your GAWA%. GMWBs generally may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding a GMWB to a Contract. 16

THE ANNUITY CONTRACT Your Contract is a contract between you, the Owner, and us. The Contract is an individual single Premium deferred index- linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85. Your Premium and Contract Value may be allocated to: • the Fixed Account, in which amounts earn a declared rate of interest for a certain period, • the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and certain Protection Options, all of which may be credited with a zero, positive or negative Index Adjustment based upon the performance of a specified Index. Your Contract, like all deferred annuity contracts, has two phases: • the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and • the income phase, when we make income payments to you. As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. State Variations. This prospectus describes the material rights and obligations under the Contract. There may be some variations to the general description in this prospectus, where required by specific state laws. Please refer to your Contract for specific variations applicable to you. Any state variations will be included in your Contract and any endorsements to your Contract. For a list of material state variations, please refer to Appendix B. Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for joint Owners who are spouses (as defined under federal law). Only two joint Owners are allowed per Contract. Any reference in this prospectus to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners instruct us in writing to act upon authorization of an individual joint Owner. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract. Ownership Changes. To the extent allowed by law, we reserve the right to refuse ownership changes at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Customer Care Center. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson as of the Issue Date of the Contract may be designated as a new Owner. On Contracts with the +Income GMWB or +Income GMWB with Joint Optionan add-on GMWB, while we may permit an ownership change under certain scenarios, neither the Designated Life nor the Covered Lives may be changed. Jackson assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change. 17

Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Customer Care Center. If the Contract is owned by a legal entity, we will use the oldest Annuitant's age for all Contract purposes unless otherwise specified in your Contract. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two. If the Contract is owned by a legal entity, the Annuitant(s) will be entitled to the benefits of the waivers of Withdrawal Charges due to terminal illness or extended care, as described more fully in your Contract. Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Customer Care Center. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change of Beneficiary(ies). The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. Assignment. To the extent allowed by state law, we reserve the right to refuse assignments at any time on a non- discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Customer Care Center. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution. On Contracts with the +Income GMWB or +Income GMWB with Joint Optionan add-on GMWB, while we may permit an assignment, neither the Designated Life nor the Covered Lives may be changed. Jackson assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/ or tax advice before requesting any assignment. PREMIUM Minimum Premium: • $25,000 under most circumstances Maximum Premium: • The maximum Premium payment you may make without our prior approval is $1 million. We reserve the right to waive minimum and maximum Premium amounts in a non-discriminatory manner. Our right to restrict Premium to a lesser maximum amount may affect the benefits under your Contract. Allocations of Premium. You may allocate Premium to any available Indexed Account Option or Fixed Account. Each allocation must be a whole percentage between 0% and 100%. The minimum amount you may allocate to an Indexed Account Option or Fixed Account is $100. We will issue your Contract and allocate your Premium payment within two Business Days (days when the New York Stock Exchange is open) after we receive your complete Premium payment and all information that we require for the purchase of a Contract in Good Order. We reserve the right to reject a Premium payment that is comprised of multiple payments paid to us over a period of time. If we permit you to make multiple payments as part of your Premium payment, the Contract will not be issued until all such payments are received in Good Order. We reserve the right to hold such multiple payments in a non- interest bearing account until the Issue Date. If we do not receive all information required to issue your Contract, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time). No Premium will be accepted after the Contract has been issued. 18

Free Look. You may cancel your Contract by returning it to your financial professional or to us within ten days after receiving it. In some states, the Free Look period may be longer. Please see the front page of your Contract for the Free Look period that applies to your Contract. In general, if you cancel your Contract during this period, we will return: • Premiums paid to the Fixed Account, less • any withdrawals from the Fixed Account, plus • the Index Account Value. We will determine the Index Account Value as of the date we receive the Contract. In some states, we are required to return Premium payments only. We will pay the applicable free look proceeds within seven days of a request in Good Order. In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account during the free look period, unless we are specifically directed to allocate the Premium to the Index Account. When you exercise a Free Look, amounts returned from Index Account Options are subject to an Interim Value adjustment. CONTRACT OPTIONS The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index. Fixed Account. The Fixed Account is an annually renewable account in which amounts you allocate earn a declared rate of interest. Fixed Account interest rates are guaranteed for one year from the date you allocate amounts into the Fixed Account and are subject to change on each Contract Anniversary thereafter. In no event will the interest rate credited to amounts allocated to the Fixed Account be less than the Fixed Account Minimum Interest Rate, as discussed below. Short Duration Fixed Account Option. The Short Duration Fixed Account Option is a limited-purpose short-term Fixed Account Option that is used solely for Intra-Term Performance Locks and/or spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Short Duration Fixed Account Option are guaranteed from the date funds are allocated to the Short Duration Fixed Account Option until the next Contract Anniversary. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 33. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated to the 1-year Fixed Account Option unless new allocation instructions have been received by us in Good Order from the spouse continuing the Contract. Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals, including any Withdrawal Charges on such withdrawals; (4) less any amounts transferred out of the Fixed Account. Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to the 1-year Fixed Account Option as well as the Short Duration Fixed Account Option. The Fixed Account Minimum Interest Rate guaranteed by the Contract will be no less than the minimum non-forfeiture rate, which may vary from year to year. The minimum non-forfeiture rate will be determined by Jackson, pursuant to the requirements outlined by the Standard Nonforfeiture Law for Individual Deferred Annuities. The current Fixed Account Minimum Interest Rate is equal to the current minimum non-forfeiture rate of 2.95%. If the Fixed Account Minimum Interest Rate changes, we will file a supplement providing notice to new purchasers of the Contract. The Fixed Account Minimum Interest Rate is guaranteed for the life of the Contract, and your Fixed Account Minimum Interest Rate will not change once your Contract has been issued. The Fixed Account Minimum Interest Rate that was applicable at the time your Contract was issued will be reflected in your Contract data pages. Any changes to the Fixed Account Minimum Interest Rate apply only to new purchasers of the Contract on or after the date the new Fixed Account Minimum Interest Rate is effective, which will be the date of the most recent prospectus or the date identified in any applicable supplement filing. 19

• At the end of the Index Account Option Term, your Index Account Option Value is equal to the Index Account Option Value at the beginning of the Index Option Term reduced for any partial withdrawals taken from the Index Account Option during the current Index Account Option Term (including any Withdrawal Charges on such withdrawals) in the same proportion that the Interim Value was reduced on the date of any such withdrawal, and credited with a positive or negative Index Adjustment. At the end of your Index Account Option Term, your Index Account Option Value will never be less than zero. Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen. • If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment. • If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment. • If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value. We also credit a positive or negative Index Adjustment during the Index Account Option Term when you exercise an Intra- Term Performance Lock or take a withdrawal. During the term, the Index Adjustment is subject to the prorated Index Adjustment Factors, where applicable, as of the date of the Intra-Term Performance Lock or withdrawal. Please note: neither the Floor nor the Index Participation Rate are prorated. Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Intra-Term Performance Locks or withdrawals prior to the end of the Index Account Option Term (withdrawals in this context include partial or total withdrawals from the Contract, free looks, GAWA withdrawals, automatic withdrawals, required minimum distributions ("RMD"), income payments, deductions of the GMWB Charge, and the Contract Value element of death benefit payments). For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. The Interim Value of an Index Account Option is equal to the amount allocated to the Index Account Option, adjusted for the Index Return of the associated Index and subject to the applicable prorated Index Adjustment Factors (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate/Buffer). Please note: neither the Floor nor the Index Participation Rate are prorated as part of the Interim Value calculation. Also note that any withdrawal taken in the first six years after issue may be assessed a withdrawal charge in addition to the Interim Value adjustment. The Interim Value calculation is the same for all Crediting Methods. It uses the Index value on two dates to determine the Index Adjustment credited during any Index Account Option Term: the beginning date of the Index Account Option Term and the current date within that Index Account Option Term on which the Interim Value is being calculated. To determine the Index Adjustment credited, we calculate the net change in Index value between the beginning of the Index Account Option Term and the current Index value and express it as a percentage. If the resulting percentage is positive, we apply the applicable prorated Index Adjustment Factor (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Rate/Performance Boost Cap Rate). If the Index return is negative, we apply the Floor or prorated Buffer Protection Option that you have elected. Please note: neither the Floor nor the Index Participation Rate are prorated as part of the Interim Value calculation. This adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Index Account Option Term (adjusted to reflect any withdrawals during the term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from the Index Account Option Value at the beginning of the term (adjusted to reflect any withdrawals during the term) to calculate the current Interim Value. Please note that when calculating Interim Value, the Index Account Option Value is reduced proportionally to the Contract Value for each withdrawal. If the Interim Value adjustment is positive, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value adjustment is negative, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. In calculating the Interim Value adjustment, we use prorated Index Adjustment Factors, which in some instances may serve to reduce any positive Index Adjustment, as well as increase any negative Index 21

Adjustment we credit when compared to the Index Adjustment you would have received if you had waited until the end of your Index Account Option Term to take your withdrawal. This is because the Index Adjustment Factors are prorated by the time elapsed during the Index Account Option Term. In other words, the values are determined by multiplying the Index Adjustment Factor by the number of days elapsed so far during the Index Account Option Term and then dividing by the total number of days in the Index Account Option Term. An example illustrating the proration of Index Adjustment Factors immediately follows this paragraph. Index Adjustment Factor Proration Example: Assume on January 1 you allocate Contract Value to a 1-year Index Account Option with a 15% Cap and a 10% Buffer. There are 365 days in your Index Account Option Term. Your Index Adjustment Factors will be prorated on different dates during your term as follows: • On February 1, 31 days have elapsed in your Index Account Option Term. Your prorated Buffer is determined by the following formula: 10% * 31 / 365 = 0.8493%. Your prorated Buffer on February 1 is 0.8493%. Your prorated Cap is determined by the following formula: 15% * 31 / 365 = 1.2740%. Your prorated Cap on February 1 is 1.2740%. • On July 3, 183 days have elapsed in your Index Account Option Term. Your prorated Buffer is determined by the following formula: 10% * 183 / 365 = 5.0137%. Your prorated Buffer on July 3 is 5.0137%. Your prorated Cap is determined by the following formula: 15% * 183 / 365 = 7.5205%. Your prorated Cap on July 3 is 7.5205%. • On October 20, 292 days have elapsed in your Index Account Option Term. Your prorated Buffer is determined by the following formula: 10% * 292 / 365 = 8%. Your prorated Buffer on October 20 is 8%. Your prorated Cap is determined by the following formula: 15% * 292 / 365 = 12%. Your prorated Cap on October 20 is 12%. Please see Appendix A for examples of the calculation of Interim Value under different withdrawal scenarios throughout the term, including the impact of multiple and single withdrawals, different market conditions, different Crediting Methods and Protection Options and different rates. • For examples illustrating Interim Value adjustments for the Cap Crediting Method, please see Examples 1 - 4. • For examples illustrating Interim Value adjustments for the Performance Trigger Crediting Method, please see Examples 5 - 8. • For examples illustrating Interim Value adjustments for the Performance Boost Crediting Method, please see Examples 9 - 10. • For examples illustrating Interim Value adjustments with a Buffer Protection Option, please see Examples 1 - 2, 5 - 6, and 9 - 10. • For examples illustrating Interim Value adjustments with a full-term Floor, please see Examples 3 - 4, and 7 - 8. • For examples illustrating Interim Value adjustments for a single withdrawal, please see Examples 1, 3, 5, 7, and 9. • For examples illustrating Interim Value adjustments for multiple withdrawals, please see Examples 2, 4, 6, 8, and 10. • For examples illustrating Interim Value adjustments where the Index Return is positive, please see Examples 1 - 3, 5 - 8, and 10. • For examples illustrating Interim Value adjustments where the Index Return is negative, please see Examples 2, 4, and 6 - 10. Use of Guaranteed Minimum Index Adjustment Factors in Certain States. Some states require us to include guaranteed minimum Index Adjustment Factors in your Contract. In those states, when calculating your Interim Value, we will apply the greater of the applicable (non-guaranteed) prorated Index Adjustment Factors or the guaranteed minimum Index Adjustment Factor(s). This means, if the applicable guaranteed minimum Index Adjustment Factors result in a higher Interim Value, we will apply the higher Interim Value. Please see Appendix B: State Variations for a current list of the states that require guaranteed minimum Index Adjustment Factors as of the date of this prospectus. Guaranteed minimum Index Adjustment Factors vary by length of the Index Account Option Term, as shown in the formula and example below. These guaranteed minimum Index Adjustment Factors are not based on the number of days that have elapsed in the term, but on the length of the term. We set them based on the formula below at the start of the Index Account Option Term, and they do not change for the duration of the term. Please note that the Floor and Index Participation Rate are never prorated, even in states that require the use of guaranteed minimum Index Adjustment Factors. In addition, the Performance Boost Rate is never subject to a guaranteed minimum. For the applicable Index Adjustment Factors (e.g. Cap Rate/Performance Trigger Rate/Performance Boost Cap Rate/Buffer), the following formula is used to determine the guaranteed minimum Index Adjustment Factor: 22

$$\text{Term Length Index Adjustment Factor} \times \left(\frac{60 \times \text{Index Account Option Term Years} + 180}{365 \times \text{Index Account Option Term Years}}\right)$$

Index Adjustment Factor Proration Example utilizing Guaranteed Minimums: Assume on January 1st you allocate Contract Value to a 1-year Index Account Option with a 15% Performance Boost Cap Rate (PBCR), 10% Performance Boost Rate (PBR) and a 10% Buffer. There are 365 days in your Index Account Option Term. For this term, your guaranteed minimum Index Adjustment Factors are calculated at the start of the term, as follows, and will not change:

- Your guaranteed minimum Buffer for this Index Account Option is equal to 10% * (60 * 1 + 180) / (365 * 1) = 6.5753%
- Your guaranteed minimum PBCR for this Index Account Option is equal to 15% * (60 * 1 + 180) / (365 * 1) = 9.8630%
- There is no guaranteed minimum PBR.

Unlike your guaranteed minimum Index Adjustment Factors, your (non-guaranteed) prorated Index Adjustment Factor(s) change each day based on how many days have elapsed in the Index Account Option Term. When we calculate your Interim Value, we will first calculate the (non-guaranteed) prorated Index Adjustment Factor(s), and we will apply whichever is greater, as follows:

- On February 1st, 31 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to any application of the guaranteed minimum, is calculated using the following formula: 10% * 31 / 365 = 0.8493%. Since this is less than your guaranteed minimum Buffer (shown above), your Buffer on February 1st is your guaranteed minimum Buffer of 6.5753%. Your prorated PBCR, prior to any application of the guaranteed minimum, is calculated using the following formula: 15% * 31 / 365 = 1.2740%. Since this is less than your guaranteed minimum PBCR (shown above), your PBCR on February 1st is your guaranteed minimum PBCR of 9.8630%. Your prorated PBR is determined by the following formula: 10% * 31 / 365 = 0.8493%. There is no guaranteed minimum PBR, so your PBR on February 1st is the prorated PBR of 0.8493%.

- On July 3rd, 183 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to the application of any guaranteed minimum, is calculated using the following formula: 10% * 183 / 365 = 5.0137%. Since this is less than your guaranteed minimum Buffer (shown above), your Buffer on July 3rd is your guaranteed minimum Buffer of 6.5753%. Your prorated PBCR, prior to the application of any guaranteed minimum, is calculated using the following formula: 15% * 183 / 365 = 7.5205%. Since this is less than your guaranteed minimum PBCR (shown above), your PBCR on July 3rd is your guaranteed minimum PBCR of 9.8630%. Your prorated PBR is determined by the following formula: 10% * 183 / 365 = 5.0137%. There is no guaranteed minimum PBR, so your PBR on July 3rd is the prorated PBR of 5.0137%.

- On October 20th, 292 days have elapsed in your Index Account Option Term. Your prorated Buffer, prior to any application of the guaranteed minimum, is calculated using the following formula: 10% * 292 / 365 = 8%. Since this is greater than your guaranteed minimum Buffer (shown above), your Buffer on October 20th is the prorated Buffer of 8%. Your prorated PBCR, prior to the application of any guaranteed minimum, is calculated using the following formula: 15% * 292 / 365 = 12%. Since this is greater than your guaranteed minimum PBCR (shown above), your PBCR on October 20th is the prorated PBCR of 12%. Your prorated PBR is determined by the following formula: 10% * 292 / 365 = 8%. There is no guaranteed minimum PBR, so your PBR on October 20th is the prorated PBR of 8%.

ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS

Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following Indexes:

23

and Floor Protection Options. Each example assumes a 10% Cap Rate and a 10% Buffer or Floor. The Index Participation Rate is indicated in each example. Cap with Buffer. When you elect the Cap Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will equal Index Return multiplied by the Index Participation Rate up to the stated Cap. Here are some examples of how an Index Participation Rate, Cap and Buffer work in combination on the Index Account Option Term Anniversary where the Index Participation Rate is 110%: Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Return is 22%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%. Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 6.60%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6.60%. Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was fully protected and experienced no loss. Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss. For examples illustrating a prorated Cap and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 1 and 2. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 19 . 27

Cap with Floor. When you elect the Cap Crediting Method with Floor Protection Option, you are exposed to loss up to a certain point, but Jackson will protect you from any loss beyond that point. Any positive Index Adjustment will equal Index Return multiplied by the Index Participation Rate up to the stated Cap. Here are some examples of how an Index Participation Rate, Cap, and Floor work in combination on the Index Account Option Term Anniversary where the Index Participation Rate is 100%: Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 100%, the Adjusted Index Return is 20%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%. Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 100%, the Adjusted Index Return is 20%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Return, which is 6%. Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%. Scenario 4: The Index Return is -18%. Since the Index Return exceeded the -10% Floor, your Index Account Option Value was partially protected from the negative performance and experienced a -10% loss. For examples illustrating a prorated Cap and full term Floor in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 3 and 4. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 19 . Performance Trigger Crediting Method. When you elect a Performance Trigger Crediting Method, if the performance of the Index you elect is zero or positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Performance Trigger Rate. The Performance 28

Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was protected and experienced no loss. Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss. For examples illustrating a prorated Performance Trigger Rate and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 5 and 6. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 19 . Performance Trigger with Floor. When you elect the Performance Trigger Crediting Method with Floor Protection Option, you experience loss up to a certain point, but Jackson will protect you from any loss beyond that point. Your positive Index Adjustment will be equal to the stated Performance Trigger Rate. If the market is zero or positive at the end of the Index Account Option Term, a positive Index Adjustment equal to the Performance Trigger Rate will be credited, regardless of how much the Index increased. Here are some examples of how the Performance Trigger Rate and Floor work in combination on the Index Account Option Term Anniversary: Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%. Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%. 30

Scenario 3: The Index Return is -8%. Since the Index Return fell within the -10% Floor, your Index Account Option Value will experience the full loss of -8%. Scenario 4: The Index Return is -18%. Since the Index Return exceeded the -10% Floor, your Index Account Option Value was partially protected from the negative performance and experienced a -10% loss. For examples illustrating a prorated Performance Trigger Rate and full term Floor in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 7 and 8. Please note: certain states require the use of guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 19 . Performance Boost Crediting Method. The Performance Boost Crediting Method is only available with the Buffer Protection Option. When you elect a Performance Boost Crediting Method, if the performance of the Index you elect is positive, zero or negative but not equal to or in excess of the Buffer at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to Index Return plus the Performance Boost Rate, limited by the Performance Boost Cap Rate. If the performance of the Index you elect is negative but equal to the Buffer at the end of your Index Account Option Term, your Index Account Option Value will be credited with an Index Adjustment equal to zero. If the performance of the Index you elect is negative in excess of the Buffer at the end of your Index Account Option Term, you will be credited with a negative Index Adjustment equal to the amount that the negative Index Return exceeds the Buffer. There are two rates associated with the Performance Boost Crediting Method: the Performance Boost Rate, and the Performance Boost Cap Rate. The Performance Boost Rate is used to boost your Index Adjustment to a value higher than Index Return, and is equal to the Buffer percentage. Please note: in states that require the use of guaranteed minimum Index Adjustment Factors in calculating Interim Value, the Performance Boost Rate may not be equal to the Buffer percentage in certain scenarios. This is because there is no guaranteed minimum Performance Boost Rate, but there is a guaranteed minimum Buffer, potentially causing a mismatch in scenarios in which the guaranteed minimum Buffer is applied. The Performance Boost Cap Rate limits the amount of positive Index Adjustment you can receive, and is the maximum amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. Both the Performance Boost Rate and the Performance Boost Cap Rate are declared at the beginning of the Index Account Option Term. The Performance Boost Rate and the Performance Boost Cap Rate for a particular Index Account Option Term may be higher or lower than the Performance Boost Rate and Performance Boost Cap Rate for previous or future Index Account Option Terms. In no event will a Performance Boost Rate be lower than 5% or the Performance Boost Cap Rate be lower than 1%. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. The Performance Boost Crediting Method is available for renewable one-year, three-year, and six-year Index Account Option Terms with the Buffer Protection Option only. The following examples will illustrate how the Performance Boost Crediting Method operates with the Buffer Protection Option. The Example assumes a 10% Performance Boost Rate, a 10% Performance Boost Cap Rate and a 10% Buffer. 31

Performance Boost with Buffer. When you elect the Performance Boost Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment may be limited by the Performance Boost Cap Rate. If the market is positive, zero or negative but not in excess of the Buffer, you will receive an Index Adjustment equal to Index Return plus the Performance Boost Rate. If the Index Return is negative in excess of the Buffer, you will receive a negative Index Adjustment equal to the amount that negative Index Return exceeds the Buffer. If the Index Return is negative but equal to the Buffer, your Index Adjustment will be zero. Here are some examples of how the Performance Boost Rate, Performance Boost Cap Rate, and Buffer work in combination on the Index Account Option Term Anniversary: Scenario 1: The Index Return is 14%. Due to the 10% Performance Boost Cap Rate, the Index Adjustment will be 10%. Scenario 2: The Index Return is 4%. The Index Adjustment credited to your Index Account Option Value will equal the 4% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 10%. Scenario 3: The Index Return is -3%. The Index Adjustment credited to your Index Account Option Value will equal the -3% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 7%. Scenario 4: The Index Return is -12%. Since the negative Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative return, but still experienced a -2% loss. Scenario 5: The Index Return is -10%. The Index Adjustment credited to your Index Account Option Value will equal the -10% Index Return plus the 10% Performance Boost Rate (the Buffer percentage). In this case, the Index Adjustment will be 0%. For examples illustrating a prorated Performance Boost Rate, Performance Boost Cap Rate, and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see Appendix A, Examples 9 and 10. Please note: certain states require the use of 32 guaranteed minimum Index Adjustment Factors, if greater, in calculating Interim Value. Please see "Use of Guaranteed Minimum Index Adjustment Factors in Certain States" on page 19 . TRANSFERS AND REALLOCATIONS Transfer Requests. You may request a transfer to or from the Fixed Account and the Index Account Options, as well as among the Index Account Options. Transfers may only occur on the Contract Anniversary when transferring out of the Fixed Account, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option except in connection with an Intra-Term Performance Lock. We post all rates online at Jackson.com/RatesJMLP2. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. Unless specified otherwise, transfers will be taken from the Index Account Options and the Fixed Account in proportion to their current value. The Company reserves the right to restrict or prohibit transfers from the Index Account Options to the Fixed Account, at its discretion, on a nondiscriminatory basis, at any time. Transfers into the Short Duration Fixed Account Option on a Contract Anniversary are not allowed. Amounts may only move from an Index Account Option to the Short Duration Fixed Account Option in connection with an Intra-Term Performance Lock or a spousal continuation. Transfers from a Fixed Account will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested. Automatic Reallocations. If we do not receive your timely transfer request in Good Order before the close of business on the Contract Anniversary for transfers out of the Fixed Account, and/or the close of business on the Index Account Option Term Anniversary for transfers out of an Index Account Option, we will automatically reallocate your Contract Value, as described below. You can communicate your transfer instructions by submitting them to us in writing on a form provided by us, or a Letter of Instruction, or via telephone if you have provided prior telephone authorization on your account. If no timely transfer request is received as outlined above, the Fixed Account Value will remain in the Fixed Account and the Index Account Option Value(s) will be reallocated to the same Index Account Option(s) for the same term, Crediting Method and Index, if available. Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account. If you do not provide timely transfer or reallocation instructions prior to the end of an expiring Index Account Option Term, as well as for reallocations out of the Short Duration Fixed Account Option on a Contract Anniversary, we will proceed as follows: • If the same Index Account Option is available at the time and its Term does not extend beyond the Income Date, we will renew the Index Account Option into the same Index Account Option Term. • If the same Index Account Option is available at the time but its Term extends beyond the Income Date, if available, we will select an available Index Account Option with the same Crediting Method, Protection Option, and Index, but with the Term that ends closest to but before the Income Date. • If the same Crediting Method, Protection Option, and Index as the expiring Index Account Option are available at the time, but not with the same Term, we will select the available Index Account Option Term with the period closest to but less than the Index Account Option Term that just ended that will not extend beyond the Income Date. • If the Crediting Method, Protection Option, or Index you have elected is no longer available as of your Index Account Option Term Anniversary, the Index Account Option Value(s) will be reallocated to the Fixed Account until further instruction is received. 33

An Intra-Term Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once an Intra-Term Performance Lock has been processed, it is irrevocable. On each Contract Anniversary, any amounts allocated to the Short Duration Fixed Account Option as part of an Intra-Term Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, or over the phone if you have authorized telephone transactions. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 33. Please see Appendix A for examples illustrating Intra-Term Performance Locks performed in scenarios in which a Cap Crediting Method with Buffer Protection Option is elected where the Index Return is greater than the Cap (Example 11), a Cap Crediting Method with Floor Protection Option is elected where the Index Return is less than the Cap (Example 12), and a Performance Boost Crediting Method with Buffer Protection Option is elected where the Index Return is greater than the Cap (Example 13). End-Term Performance Lock. You may elect to automatically transfer any positive Index Adjustment from an Index Account Option to the Fixed Account on the Index Account Option Term Anniversary. Amounts transferred into the Fixed Account in connection with an End-Term Performance Lock will be unavailable to reallocate to an Index Account Option until the next Contract Anniversary. You may not elect End-Term Performance Lock if you have elected Automatic Rebalancing. You may cancel your End-Term Performance Lock program using whatever methods you use to change your allocation instructions. You should consult with your financial professional with respect to the current availability of End-Term Performance Lock. The following examples demonstrate how End-Term Performance Locks work with both positive and negative Index Adjustments. This example demonstrates an End-Term Performance Lock when a positive Index Adjustment occurs at the end of the Term. • If your starting Premium is $100,000, you are 100% allocated to an Index Account Option, and have elected the End- Term Performance Lock, any increase in Index Account Option Value at the end of the Term from a positive Index Adjustment will be transferred to the 1-year Fixed Account Option automatically at the end of the Term. This option is available for all available crediting methods and downside protection combinations. • Assume the Index Adjustment is equal to 4% at the end of the Term. The credited Index Adjustment ($100,000 * 4% = $4,000) would be automatically transferred to the 1-year Fixed Account at the end of the Term under the End-Term Performance Lock. This example demonstrates an End-Term Performance Lock when a negative Index Adjustment occurs at the end of the Term. • If your starting Premium is $100,000, you are 100% allocated to an Index Account Option, and have elected the End- Term Performance Lock, any increase in Index Account Option Value at the end of the Term from a positive Index Adjustment will be transferred to the 1-year Fixed Account Option automatically at the end of the Term. This option is available for all available crediting methods and downside protection combinations. • Assume the Index Adjustment is equal to -4% at the end of the Term. Since the Index Adjustment is negative, the End- Term Performance Lock would not be executed and no Index Account Option Value will be automatically transferred to the 1-year Fixed Account Option. Automatic Rebalancing. You may elect to automatically rebalance Contract Value between eligible Contract Options on the Contract Anniversary based upon the most recent allocation instructions received by the Company in Good Order. If this option is elected, we will apply any applicable Index Adjustment to the Index Account Option and credited interest to the Fixed Account Option prior to reallocating the Contract Value. A Contract Option is only eligible for rebalancing at the end of its term. This means that a Fixed Account Option is only eligible for rebalancing on a Contract Anniversary, and anAn Index 35

Account Option is only eligible for rebalancing on its Index Account Option Term Anniversary. Rebalancing will only occur if more than one existing Contract Option's term ends on the same date. The percentage that will be allocated to each eligible Contract Option through the rebalancing transaction is equal to A divided by B, then multiplied by C, where: A = the allocation percentage for the Contract Option found in the most recent allocation instructions received by the Company in Good Order; B = 1 minus the sum of the allocation percentages of the ineligible Contract Options found in the most recent allocation instructions received by the Company in Good Order; C = the sum of the Index Account Option Values and Fixed Account Option Values from Contract Options, including the Short Duration Fixed Account Option, that have reached the end of their crediting term on that Contract Anniversary. Rebalancing allows you to tell us what percentage of your Contract Value you would like to keep allocated to various Contract Options, and as those Contract Option values fluctuate, allows us to automatically reallocate Contract Value between those Contract Options on Contract Anniversaries to maintain your desired allocation percentages. For example, assume you allocate 50% of your Contract Value to the Fixed Account Option, and 50% of your Contract Value to a 1-year Index Account Option. On your next Contract Anniversary, assume your Fixed Account had positive interest credited, but you had a negative Index Adjustment on your Index Account Option, such that your Fixed Account Value is now 55% of your Contract Value and your Index Account Option Value has fallen to only 45% of your Contract Value. Because you elected Automatic Rebalancing, we will automatically reallocate your Contract Value between the Fixed Account Option and 1-year Index Account Option so that they are once again equally balanced at 50% of Contract Value in each option. You may not elect Automatic Rebalancing if you have elected End-Term Performance Lock. You may cancel your Automatic Rebalancing program using whatever methods you use to change your allocation instructions. If you provide us with reallocation instructions in advance of a Contract Anniversary, any existing Automatic Rebalancing elections will be terminated and we will reallocate consistent with the updated reallocation instructions you provided. To reinstate Automatic Rebalancing on your Contract, you must submit a new election form. If you submit a new election form, Automatic Rebalancing will resume on the next eligible Contract Anniversary. Rebalancing instructions may only include Contract Options in which you are currently invested. Automatic rebalancing cannot be used to reallocate Contract Value into new Contract Options. You should consult with your financial professional with respect to the current availability of Automatic Rebalancing. Please see Appendix A for examples illustrating Automatic Rebalancing scenarios in which all Index Account Options are at the end of their Term (Example 14), two out of four Index Account Options are at the end of their Term (Example 15), three out of four Index Account Options are at the end of their Term (Example 16), and where an Intra-Term Performance Lock was performed during the Contract Year (Example 17). ACCESS TO YOUR MONEY You may access to the money in your Contract: • by making a partial or full withdrawal, • by electing the Automatic Withdrawal Program, • by electing an add-on Guaranteed Minimum Withdrawal Benefit, or • by electing to receive income payments. Your Beneficiary can have access to the money in your Contract when a death benefit is paid. Withdrawals under the Contract may be subject to a Withdrawal Charge. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business 36

Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value reduced for any applicable taxes, and all applicable Withdrawal Charges. For more information about Withdrawal Charges, please see “Withdrawal Charge” beginning on page 51. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent. Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with GAWA withdrawals, Required Minimum Distributions or the Automatic Withdrawal Program. If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals and will be counted in determining the amount taken as a free withdrawal in any Contract Year. Automatic withdrawals in excess of the Ffree Wwithdrawal amount may be subject to Withdrawal Charges, the same as any other partial withdrawal. For more information about the free withdrawal amount, please see "WITHDRAWAL CHARGE" beginning on page 51. Partial withdrawals will reduce an Index Account Option's value at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal. Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 57. +Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB") or Two Covered Lives ("+Income GMWB" and "+Income GMWB with Joint Option"). The +Income GMWB and +Income GMWB with Joint OptionThese GMWBs are add-on For Life Guaranteed Minimum Withdrawal Benefits ("GMWBs"), designed to help investors manage their lifetime income needs by guaranteeing. The GMWBs guarantee the withdrawal of minimum annual amounts for life, regardless of the performance of the Indexes underlying an investor's Index Account Options, while the Contract is in the accumulation phase (i.e. before the Income Date). We call this guarantee the For Life Guarantee, and on +Income GMWB, it lasts for the lifetime of the Designated Life (or the lifetime of the joint Owner who dies first). On +Income GMWB with Joint Option, the For Life Guarantee lasts for the lifetime of the last surviving Covered Life. For the +Income GMWB, the Designated Life is the original Owner (or oldest joint Owner) if the Owner is a natural person. For the +Income GMWB with Joint Option, the Designated Life is the youngest Covered Life. If the Owner is a legal entity, the original Annuitant (or oldest joint Annuitant) is the Designated Life. On Contracts owned by a legal entity where there are joint Annuitants, the For Life Guarantee lasts for the lifetime of the joint Annuitant who dies first. The Designated Life may not be changed. For the +Income GMWB with Joint Option, each of the individuals covered under the For Life Guarantee are called Covered Lives. On qualified plan Contracts, the Owner and the primary spousal Beneficiary named as of the effective date of the GMWB with Joint Option will each be considered a Covered Life. On qualified custodial account Contracts, the Annuitant and contingent Annuitant named as of the effective date of the GMWB with Joint Option will each be considered a Covered Life. On non-qualified plan Contracts, the spousal joint Owners will each be considered a Covered Life. The Covered Lives may not be changed.provides for coverage for the life of the Owner and the Owner's spouse ("Covered Lives"). In the case of tax- qualified Contracts owned by a natural person, the Owner and primary spousal Beneficiary named as of the effective date of this add-on benefit will each be considered a Covered Life. On non-qualified +Income GMWB with Joint Option Contracts owned by natural persons, the spousal joint Owners will each be considered a Covered Life. 37

References in the disclosures below to "this GMWB" apply to each theof the GMWBs, +Income GMWB and +Income GMWB with Joint Option, including their associated GAWA percentages, as discussed below. ThisEach GMWB is offered to Owners (+Income GMWB) (or Covered Lives (for the +Income GMWB with Joint Option) between the ages of 50 and 80.

The +Income GMWB and +Income GMWB with Joint OptionThese GMWBs may not be terminated by the Owner independently from the Contract to which they are attached.

Upon the death of the Owner or joint Owner, if the Beneficiary is a non-spousal Beneficiary, the GWB is void and this GMWB terminates automatically; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the GMWB to prematurely terminate.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA to meet the Contract's RMD without compromising the endorsement's guarantees. Example 3 in Appendix D under section "I. +Income GMWB" supplements this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see "Required Minimum Distributions under certain Tax-Qualified Plans ("RMDs")" on page 46 for more information.

The following description of this GMWB is supplemented by the examples in Appendix D.

Subject to certain conditions, electing this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) called the Guaranteed Annual Withdrawal Amount ("GAWA") regardless of the performance of the Indexes underlying an investor's Index Account Options, subject to the following:

	guarantee lasts for the lifetime of the Designated Life, or if there are joint ners, the lifetime of the joint Owner who dies first. For +Income GMWB Joint Option, this guarantee lasts for the lifetime of the last surviving ered Life.
	purposes of this GMWB, the Designated Life is the original Owner (or st joint Owner) if the Owner is a natural person. If the Joint Life Option has elected, the Designated Life is the youngest Covered Life. If the Owner is n-natural Owner, the Designated Life is the original Annuitant (or oldest Annuitant). For the Owner that is a legal entity, the guarantee lasts for the ime of the Designated Life (or if there are joint Annuitants, the lifetime of joint Annuitant who dies first).
If the For Life Guarantee is in effect:	For Life Guarantee becomes effective on the Contract Anniversary on or ediately following the Designated Life attaining the age of 59½. If the ignated Life is 59½ years old or older on the endorsement's effective date, the For Life Guarantee is effective when this GMWB is added to the tract.
	If the For Life Guarantee is in effect, it will be terminated if a withdrawal exceeds the permissible amounts and reduces the Contract Value to zero. (Please see the "Contract Value is Zero" subsection below to understand what happens when the Contract Value is reduced to zero.) Otherwise, the For Life Guarantee remains effective until the date this GMWB endorsement is terminated or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation. Please see the "Termination" subsection below to understand under what conditions this GMWB endorsement and, accordingly, the For Life Guarantee can be terminated.

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If the For Life Guarantee is not in effect:	~~The guarantee lasts until the earlier of (1) the date of death of the Owner (or any joint Owner) or (2) the date when all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.~~
	• The GWB is the guaranteed amount available for future periodic withdrawals.
	• Upon the death of the Owner or joint Owner, a spousal Beneficiary who is not a Covered Life may continue this GMWB endorsement under spousal continuation. In that event, the GWB is payable until depleted. (Please see the "Spousal Continuation" subsection below for more information.) If the Beneficiary is a non-spousal Beneficiary, the GWB is void and this GMWB is terminated; therefore, the death of the Owner or joint Owner may have a significant negative impact on the value of this GMWB and cause the GMWB to prematurely terminate.
	~~**he For Life Guarantee is not yet in effect, withdrawals that cause the tract Value to reduce to zero void the For Life Guarantee and it will er become effective.** See "Contract Value is Zero" below for more rmation.~~

~~The Guaranteed Withdrawal Balance ("GWB"), which is the value used to calculate the GAWA, will automatically "step up" to the current Contract Value on each Contract Anniversary if the current Contract Value on that Contract Anniversary is greater than the GWB. An increase in your GWB may increase your GAWA in the new Contract Year.~~

~~The GAWA payments, or any applicable RMDs, if greater, will be in the form of partial withdrawals from the Contract Value while the Contract Value is greater than zero. If the Contract Value drops to zero for any reason other than an Excess Withdrawal or total withdrawal and surrender, the Company will make payments to you in an amount equal to the GAWA, net of any applicable taxes, for the lifetime of the Designated Life (or last surviving Covered Life if the Joint Option is elected).~~

~~he Owner does not withdraw the GAWA or applicable RMD, if greater, during a Contract Year, the Owner may not take more n the GAWA or RMD as part of the GAWA in subsequent years (i.e. the GAWA is not cumulative).~~

- The maximum cumulative withdrawals you may take in any Contract Year, without reducing the value of the GMWB, or potentially terminating the Contract, is the Guaranteed Annual Withdrawal Amount (GAWA), or any RMD under the Internal Revenue Code, if greater. Withdrawals exceeding the GAWA or RMD, if applicable ("Excess Withdrawals"), cause the GWB and GAWA to be recalculated and reduced, as discussed below under "Withdrawals". Such reductions could be substantial. In addition, if the Excess Withdrawal causes your Contract Value to drop to zero, the Contract will terminate and no future GAWA payments will be made.

Guaranteed Withdrawal Balance ("GWB"). The GWB is established for the sole purpose of determining the GAWA. It is not the Contract Value, and it cannot be withdrawn. The GWB is equal to the Premium, net of any applicable taxes, if elected at issue, or the Contract Value, if elected after issue. The GWB is eligible to~~can~~ be automatically increased by a~~any automatic~~ S~~s~~tep-U~~u~~p ~~that occurs~~ on each~~any~~ Contract Anniversary following the effective date of the GMWB. A S~~s~~tep-U~~u~~p is a Contract feature under which we automatically increase the GWB to reflect increases in the Contract Value if the Contract Value is greater than the GWB. An increase in your GWB may increase your GAWA in the new Contract Year.

On the date that the GAWA is first determined, the "Determination Date", the GWB can also be increased by a one-time Determination Date S~~s~~tep-U~~u~~p which is a Contract feature under which we automatically increase the GWB to equal the Contract Value if the Contract Value is greater than the GWB on the Determination Date. Any increase to the GWB as a result of a Determination Date S~~s~~tep-U~~u~~p would be calculated prior to determining the GAWA. For more information about the Determination Date and the calculation of the GAWA, please see the "Withdrawals" subsection below. For more information Step-Ups, please see "Step-Up" beginning on page 42.

It is important to note that withdrawals from your Contract Value (including GAWA withdrawals) make it less likely that future step-ups to your GWB (if any) will increase your GAWA. This is because all withdrawals (including GAWA withdrawals) reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a step-up, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn; in other words, on more than a dollar for dollar basis.

39

The GWB can never be more than $10 million (including upon step-up), and the GWB is reduced by each withdrawal. The GWB will be reduced proportionally by Excess Withdrawals. Such reductions could be substantial. See "Withdrawals" below for more information on the impact of different types of withdrawals on the GWB. Withdrawals. This GMWB is designed to permit annual withdrawals ("GAWA withdrawals") equal to the greater of the GAWA or RMD, if applicable, on and after the effective date. The maximum cumulative withdrawals you may take in any Contract Year, without reducing the value of the GMWB, or potentially terminating the Contract, may not exceed the GAWA or any RMD under the Internal Revenue Code, if greater. Withdrawals exceeding the GAWA or RMD, if applicable ("Excess Withdrawals"), cause the GWB and GAWA to be recalculated and reduced, as discussed below. Such reductions could be substantial. In addition, if the Excess Withdrawal causes your Contract Value to drop to zero, the Contract will terminate and no future GAWA withdrawals will be permitted. The GAWA is determined on the Determination Date, which is the earlier of: • (1) the time of the first withdrawal after the effective date of this GMWB, • (2) the date the Owner elects to opt out of annualautomatic Sstep-Uups to avoid an increase in the GMWB Ccharge percentage, • (3) the date the Contract Value dropsreduces to zero, • (4) the date the GMWB is continued by a spousal Beneficiary, or • (5) upon election of the Life Income of the GAWA or Joint Life Income of the GAWA Income Options. On the Determination Date, the GAWA is equal to the Guaranteed Withdrawal Balance ("GWB") multiplied by the GAWA percentage ("GAWA%"). The GAWA% is locked-in on the Determination Date, and will not subsequently change. The GAWA% is based on the Designated Life's attained age on the Determination Date and the elapsed Deferral Years, according to the following tables: +Income GMWB Attained Age GAWA% in Deferral Years 0-3 GAWA% in Deferral Years 3-6 GAWA% in Deferral Years 6-9 GAWA% in Deferral Years 9+ 50-59 4.00% 4.50% 5.00% 5.50% 60-64 5.00% 5.25% 5.50% 6.00% 65-69 5.50% 6.00% 6.75% 7.25% 70-74 5.75% 6.25% 7.00% 7.50% 75-79 6.00% 6.50% 7.25% 7.75% 80+ 6.50% 7.00% 7.75% 8.00% +Income GMWB with Joint Option Attained Age GAWA% in Deferral Years 0-3 GAWA% in Deferral Years 3-6 GAWA% in Deferral Years 6-9 GAWA% in Deferral Years 9+ 50-59 3.50% 4.00% 4.50% 5.00% 60-64 4.50% 4.75% 5.00% 5.50% 65-69 5.00% 5.50% 6.25% 6.75% 70-74 5.25% 5.75% 6.50% 7.00% 75-79 5.50% 6.00% 6.75% 7.25% 80+ 6.00% 6.50% 7.25% 7.50% A Deferral Year is the period of time measured by each Contract Anniversary that has passed after the effective date of this GMWB and before the Determination Date. Deferral Years stop accruing at the Determination Date. We reserve the right to prospectively change the GAWA percentages, including the age bands, on new elections of the +Income GMWB and +Income GMWB with Joint OptionGMWB endorsements. This means that if you do not elect this GMWB at 40 issue, the GAWA percentages associated with this GMWB when elected on a Contract Anniversary (subject to availability) may be different than the rates you would have received if you had elected this GMWB at issue. If we change the GAWA percentages, we will follow these procedures: • When we issue your Contract we will deliver a copy of the prospectus that includes the notice of change of GAWA percentages in the form of a prospectus supplement to you. You will have until the end of the Free Look period to cancel your Contract and this GMWB by providing notice to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 19). • If you are an existing Owner and are eligible to elect this GMWB after the Issue Date, at the time we change the GAWA percentages, we will send you the notice of change of GAWA percentages in the form of a prospectus supplement. The actual GAWA% applicable to your Contract will be reflected in your Contract endorsement. Recalculation of the GWB and/or the GAWA due to Withdrawals. Withdrawals cause the GWB and/or GAWA to be recalculated in the following ways: • Recalculation of the GWB upon GAWA Withdrawals. Withdrawals taken on or after the Determination Date that do not cause the cumulative total of all withdrawals taken in the Contract Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB to be reduced by the dollar amount of the withdrawal, but will not trigger a recalculation of the GAWA. • Recalculation of the GWB and GAWA upon Excess Withdrawals. Any portion of a withdrawal taken on or after the Determination Date that causes the sum of all withdrawals taken in the Contract Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB to be reduced proportionally as follows: ◦ The dollar-for-dollar portion (DFD Portion) of the partial withdrawal is equal to the greater of (1) the GAWA at the time of the partial withdrawal or the RMD, less all prior partial withdrawals made in the current Contract Year, or (2) zero. ◦ The Proportional Reduction Factor for the partial withdrawal is defined to be: • The GWB is reduced to equal the greater of the GWB prior to the partial withdrawals less the DFD Portion, reduced for the Excess Withdrawal in the same proportion as the Contract Value is reduced (i.e. GWB prior to the Excess Withdrawal, reduced for the DFD portion, then multiplied by the Proportional Reduction Factor); or zero. • The GAWA is reduced for the Excess Withdrawal in the same proportion as the Contract Value is reduced (i.e. the GAWA prior to the Excess Withdrawal is multiplied by the Proportional Reduction Factor). ◦ In recalculating the GWB and GAWA, both values could be reduced by more than the withdrawal amount; in other words, on more than a dollar-for-dollar basis. Therefore, please note that withdrawing more than the greater of the GAWA or RMD, if applicable, in any Contract Year may have a significantly negative impact on the value of the GMWB. Excess Withdrawals will never change the GAWA%. For examples illustrating the impact of various types of withdrawals at different times during your Contract's life cycle on your GWB and GAWA values, please see Appendix D, Examples 3, 4, and 6, beginning on page D-1. At the end of each Contract Year after the GAWA has been determined, if the For Life Guarantee is not in effect and the GWB is less than the GAWA, the GAWA is set equal to the GWB. This may occur, when over time, payment of the guaranteed withdrawals is nearly complete, the For Life Guarantee is not in effect and the GWB has been depleted to a level below the GAWA. In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee and it will never become effective. See “Contract Value is Zero” below for more information. GAWA withdrawalsWithdrawals of the GAWA or RMD (if applicable) are not subject to withdrawal charges. However, any portion of a withdrawal defined as an Excess Withdrawal, may be subject to a withdrawal charge at the time of the withdrawal. Any withdrawals in excess of the Free Withdrawal amount may be subject to a withdrawal charge. If the GAWA withdrawal is greater than the Free Withdrawal amount, then the GAWA withdrawal will be considered the Free Withdrawal amount. 41

GAWA withdrawalsWithdrawals of the GAWA or any applicable RMD are subject to an Interim Value adjustment if they are withdrawn from an Index Account Option prior to the end of the Index Account Option Term. For certain tax-qualified Contracts, this GMWB allows withdrawals greater than the GAWA to meet the Contract’s RMD without compromising the endorsement’s guarantees. Example 3 in Appendix D under section “I. +Income GMWB” supplements this description. Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, please see “Required Minimum Distributions under certain Tax-Qualified Plans ("RMDs")” on page 46 for more information. You may take your GAWA withdrawalwithdraw the greater of the GAWA or RMD, as applicable, all at once as a single withdrawal, or as multiple withdrawals throughout the Contract Year. If you do take your full GAWA withdrawal during a Contract Year, you may not take more than the GAWA withdrawal in subsequent years (i.e. the GAWA is not cumulative).Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year. The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate. Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any Wwithdrawal Ccharges, Interim Value adjustments, charges for expedited delivery or wire transfers, or any applicable taxesand other charges or adjustments. Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract, and will be subject to Interim Value adjustments if withdrawn from an Index Account Option before the end of an Index Account Option Term. For more information on withdrawals generally, please see "Access to Your Money" beginning on page 36, and "Withdrawal Charge" beginning on page 51. All withdrawals count toward the total amount withdrawn in a Contract Year, including automatic withdrawals, RMDs for certain tax-qualified Contracts, and free withdrawals under the Contract. They are subject to the same restrictions and processing rules as described in the Contract. They are also treated the same for federal income tax purposes. For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 57. If the age of any Designated Life (or Covered Life for +Income GMWB with Joint Option) is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age. If the age at election of the Designated Life (or either Covered Life for +Income with Joint Option) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded. Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB. Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or Excess Withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit. Step-Up. There are two types of Step-Ups available when you elect this GMWB: an annual Step-Up and a Determination Date Step-Up. On each Contract Anniversary following the effective date of this GMWB, if the Owner has not elected to opt out of automatic step-ups to avoid an increase in the GMWB charge percentage, the GWB will be automatically increased to equal the Contract Value if the Contract Value is greater than the GWB. We call this increase an annual Step-Up. On the Determination Date, regardless of whether or not the Owner has elected to opt out of automatic step-ups to avoid an increase in the GMWB charge percentage, the GWB Determination Date step-up will automatically increase the GWB will be automatically increased to equal the Contract Value if the Contract Value is greater than the GWB. We call this increase a Determination Date Step- Up. Any Determination Date Sstep-Uup will be completed prior to the determination of the GAWA on the Determination Date. Please note that if you have opted out of annual Step-Ups in order to avoid a communicated GMWB Charge increase on a 5th Contract Anniversary, you will no longer receive annual Step-Ups on Contract Anniversaries. Opting out of annual Step-Ups will never impact the Determination Date Step-Up. Please see "GMWB Charge" beginning on page 48 for more information about potential increases to the GMWB Charge and your ability to opt out of those increases. 42

With a Step-Up – The GWB equals the Contract Value on the Contract Anniversary (subject to a $10 million maximum). If the step-up occurs after the GAWA has been determined, the GAWA is recalculated, equaling the greater of: ● The GAWA% multiplied by the new GWB, or ● The GAWA immediately prior to step-up. It is important to note that withdrawals from your Contract (including GAWA withdrawals) make it less likely that a future Sstep-Uups to your GWB (if any) will increase your GAWA. This is because all withdrawals reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a Sstep-Uup, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn. The GWB can never be more than $10 million with a Sstep-Uup. Upon Sstep-Uup, the applicable GMWB Ccharge will be reflected in your confirmation. For Life Guarantee. The For Life Guarantee entitles you to continue taking GAWA withdrawals for your life (or the lifetime of the joint Owner to die first), or for the lifetime of the last surviving Covered Life under +Income GMWB with Joint Option, even after your Contract Value has dropped to zero (unless as the result of an Excess Withdrawal or total withdrawal of Contract Value). Once the Contract Value drops to zero (unless as the result of an Excess Withdrawal or total withdrawal of Contract Value), these GAWA withdrawals will take the form of payments from the Company in an amount equal to the GAWA, net of any applicable taxes. The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Designated Life's attained age 59 ½ unless: • the Contract has terminated; • the Contract Value is reduced to zero on or before the date the For Life Guarantee would otherwise become effective; • you have elected to annuitize your Contract and the Income Date precedes the date the For Life Guarantee would otherwise become effective; or • the last surviving Covered Life dies before the date the For Life Guarantee would otherwise become effective. If the Designated Life has already attained age 59½ when this GMWB is added to the Contract, then the For Life Guarantee becomes effective on the effective date of this GMWB. If the For Life Guarantee becomes effective after the Determination Date, the GAWA will be reset to equal the GAWA% multiplied by the GWB on the date the For Life Guarantee becomes effective. The For Life Guarantee is terminated when: • thisthis GMWB is terminated; • this or if this GMWB is continued by a spousal Beneficiary who is not a Covered Life; • an Excess Withdrawal reduces the Contract Value to zero; • the Owner (or any joint Owner) dies on Contracts with +Income GMWB; • the last Covered Life dies on Contracts with +Income GMWB with Joint Option; • the Contract is terminated. If the For Life Guarantee is not in effect, your GMWB is impacted in the following ways: • your GAWA withdrawals are guaranteed until the earlier of: ◦ the date of death of the Owner or any joint Owner; or ◦ the date when all withdrawals under the Contract equal the GWB, without regard to Contract Value. • the GWB is the guaranteed amount available for future periodic withdrawals; 43

• a withdrawal that causes the Contract Value to drop to zero voids the For Life Guarantee and it will never become effective. See "Contract Value is Zero" beginning on page 44 for more information.. Owner's Death. The Contract's death benefit is not affected by this GMWB so long as the Contract Value is greater than zero and the Contract is still in the accumulation phase. Upon your death (or the death of any joint Owner) while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse. For +Income GMWB with Joint Option, upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value, unless continued by the surviving spouse. ForPlease see additional information regarding the required ownership and beneficiary structure under both qualified and non- qualified Contracts when selecting +Income GMWB with Joint Option, please see "Additional Information Regarding +Income with Joint Option" beginning on page 48. Contract Value Is Zero. With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Designated Life (or the death of any joint Owner) or until the death of the last surviving Covered Life for +Income GMWB with Joint Option, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase. If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Designated Life (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase. The last payment will not exceed the remaining GWB at the time of payment. If the GAWA% has not yet been determined, it will be set at the GAWA% corresponding to the Designated Life’s attained age and elapsed Deferral Years at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA% multiplied by the GWB. After each payment when the Contract Value is zero – The GWB is recalculated, equaling the greater of: ● The GWB before the payment less the payment; Or ● Zero. The GAWA is unchanged. At the end of each Contract Year, if the GWB is less than the GAWA and the For Life Guarantee is not in effect, the GAWA is set equal to the GWB. Subject to the Company’s approval, you may elect to receive payments more frequently than annually. If the frequency of GAWA payments selected provides a first payment less than $20, and state law permits, the Company may require payments to be made in quarterly, semiannual, or annual intervals so that the payment is at least $20. Spousal Continuation. In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to: • Continue the Contract with this GMWB so long as the Contract Value is greater than zero, and the Contract is still in the accumulation phase; • Continue the Contract without this GMWB if the surviving spouse is not a Covered Life; or • Add this GMWB to the Contract on any Contract Anniversary after the Contract has been continued under this provision, subject to availability, and subject to the Beneficiary's eligibility, if the spousal Beneficiary terminated the GMWB in continuing the Contract. The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date. Contract Anniversaries will continue to be based on the Contract's Issue Date. If the GAWA% has not yet been determined, it will be determined based on the Designated Life's attained age and elapsed Deferral Years on the Continuation Date (as though that person survived to that date). The GAWA will be equal to the GAWA% multiplied by the GWB. If the Contract Value is greater than the GWB on the Determination Date, the GWB will automatically step up to the Contract Value prior to the determination of the GAWA. The Latest Income Date is based on the age of the surviving spouse. Please refer to the "GMWB Income OptionsAnnuitization" subsection below for information regarding the additional Income Options available on the Latest Income Date. If the surviving spousal Beneficiary elects to continue the Contract with this GMWB, and the surviving spouse is a Covered Life: • The For Life Guarantee remains effective on and after the Continuation Date. 44

• Continuing the Contract with this GMWB is necessary in order to fully realize the benefit of the For Life Guarantee. The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not been terminated. • Step-Ups will continue as outlined in the Sstep-Uup provisions of this GMWB. If the surviving spousal Beneficiary elects to continue the Contract with this GMWB, and the surviving spouse is not a Covered Life: • The For Life Guarantee is null and void. • The surviving spouse will be entitled to take GAWAmake withdrawals until the GWB is exhausted. • Step-Ups will continue as outlined in the Sstep-Uup provisions of this GMWB. A new joint Owner may not be added on a non-qualified Contract if a surviving spouse continues the Contract. If the surviving spouse does not elect to terminate the GMWB on the Continuation Date, the GMWB may not be subsequently terminated independently from the Contract to which it is attached. Effect of GMWB on Tax Deferral. This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets. Please consult your tax and financial professionals before adding this GMWB to a Contract. GMWB Income Options. The following are additional Income Options available to you under this GMWB. Please discuss with your financial professional how these Income Options compare to the standard Income Options offered under the Contract, and whether they are right for you.: For +Income GMWB without the Joint Option: Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of the joint Owner who dies first). The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the Owner (or any Owner’s death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment. If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option. Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.) This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Once this specified period of years has been calculated, it will not be subsequently changed. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled. The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective. 45

For +Income GMWB with the Joint Option: Joint Life Income of GAWA. On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. This income option provides payments in a fixed dollar amount for the lifetime of the last surviving Covered Life. The total annual amount payable will equal the GAWA in effect at the time of election of this option. This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects. No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary. Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment. If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Designated Life’s attained age at the time of election of this option. The GAWA percentage will not change after election of this option. Specified Period Income of the GAWA. On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract. (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.) This income option provides payments in a fixed dollar amount for a specific number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA. Once this specified period of years has been calculated, it will not be subsequently changed. Upon each payment, the GWB will be reduced by the payment amount, and no payments will be made in excess of the remaining GWB. The annual amount payable will equal the GAWA, except that the last payment may be a smaller amount equal to the then-remaining GWB. This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects. If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled. The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued as a tax-qualified Contract under Sections 401, 403, 408 or 457 of the Internal Revenue Code. For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective. See “Guaranteed Minimum Withdrawal Benefit Considerations” beginning on page 49 for additional considerations you should take into account when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB. Required Minimum Distributions Under Certain Tax Qualified Plans (“RMDs”). The following RMD NOTES contain important information about withdrawals of RMDs from a Contract with a GMWB. For certain tax-qualified Contracts, GMWBs allow withdrawals greater than the Guaranteed Annual Withdrawal Amount (GAWA) to meet a Contract’s RMD without reducing the amount of guaranteed income available in future years. The RMD NOTES describe conditions, limitations and special situations related to withdrawals involving a RMD. RMD NOTES: Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If your requested RMD exceeds our calculation of the RMD for your Contract, your request will not be eligible for the waiver of any applicable charges (i.e., withdrawal charges) and we will impose those charges, which will be reflected in the confirmation of the transaction. An RMD exceeding our calculation may also result in an Excess Withdrawal for purposes of your GMWB, which would result in an adverse recalculation of the GWB and GAWA. For information regarding the RMD calculation for your Contract, please contact our Customer Care Center at 1-800-644-4565. Our contact information is on the cover page of this prospectus. 46

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis. But with a GMWB, the GAWA is based on Contract Years. Because the intervals for the GAWA and RMDs are different, the endorsement’s guarantees may become susceptible to being compromised. With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceeds the greatest of the RMDs for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above. (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.) Below is an example of how this modified limit would apply. Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described. The GAWA for the Contract Year (ending June 30, 2025) is $10. The RMDs for calendar years 2024 and 2025 are $14 and $16, respectively. If the Owner withdraws $7 in the first and second halves of calendar year 2024 and $8 in the first and second halves of calendar year 2025, then at the time the withdrawal in the first half of calendar year 2024 is taken, the Owner will have withdrawn $15 in the Contract Year running from July 1, 2024 to June 30, 2025. Because the sum of the Owner’s withdrawals for the Contract Year running from July 1, 2024 to June 30, 2025 is less than the greater of the RMDs for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated. An exception to this general rule permits that with the calendar year in which your RMDs are to begin , you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below). The following example illustrates this exception. It assumes an individual Owner who must begin taking RMDs in the calendar year 2024 on a tax-qualified Contract with a Contract Year that runs from July 1 to June 30. If the Owner delays taking his first RMD (the 2024 RMD) until March 30, 2025, he may still take the 2025 RMD before the next Contract Year begins on June 30, 2025 without an adverse recalculation of the GWB and GAWA. However, if he takes his second RMD (the 2025 RMD) after June 30, 2025, he should wait until the following Contract Year begins on July 1, 2026 to take his third RMD (the 2026 RMD) because, except for the calendar year in which RMDs begin, withdrawing two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the total of the two RMDs exceeded the applicable GAWA for that Contract Year). Examples that are relevant or specific to tax-qualified Contracts in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, specifically examples 3 and 4 under section “I. +Income GMWB.” Please consult the financial professional who is helping, or who helped, you purchase your tax-qualified Contract, and your tax advisor, to be sure that a GMWB ultimately suits your needs relative to your RMD. In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of thisa particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements. With regard to other qualified plans, you must determine what your qualified plan permits. Currently, distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 73 or the calendar year in which you retire. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements. The age requirements for beginning distributions under qualified plans and Tax-Sheltered Annuities change periodically. See below for a list of past age requirements and planned future changes to age requirements for beginning these required minimum distributions. • If you reached the age of 70½ before January 1, 2020, distributions under qualified plans and Tax-Sheltered Annuities were required to begin by the later of the calendar year in which you attained age 70½ or the calendar year in which you retired. • If you reached the age of 72 before January 1, 2023, distributions under qualified plans and Tax-Sheltered Annuities were required to begin by the later of the calendar year in which you attained age 72 or the calendar year in which you retired. • If you will reach age 73 on or after January 1, 2033, distributions under qualified plans and Tax-Sheltered Annuities will be required to begin by the later of the calendar year in which you attain age 75 or the calendar year in which you retire. 47

Additional Information Regarding +Income with Joint Option. Except as otherwise discussed below, the election of +Income GMWB with Joint Option under a non-tax-qualified contract requires the joint Owners to be spouses (as defined under federal law) and each joint Owner is considered to be a “Covered Life.” In such cases, the Owners can be subsequently changed but the Covered Lives cannot be changed. Upon the death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries. The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives. The +Income GMWB with Joint Option is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial Owners and joint Annuitants. In these cases, the spouses are the Covered Lives, and the For Life Guarantee is based on the Annuitant’s life who dies last. The Owners can be subsequently changed but no changes of Annuitant are allowed. Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person. Under a tax-qualified Contract, the election of the +Income GMWB with Joint Option requires the Owner and primary Beneficiary to be spouses (as defined by federal law). The Owner and only the primary spousal Beneficiary named at the election of the +Income GMWB with Joint Option under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed. In certain circumstances we may permit the elimination of a joint Owner Covered Life or primary spousal Beneficiary Covered Life in the event of divorce. In such cases, new Covered Lives may not be named. For tax-qualified Contracts, the primary spousal Beneficiary cannot be changed while both the Owner and primary spousal Beneficiary are living. If the Owner dies first, the primary spousal Beneficiary will become the Owner upon spousal continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life. Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary. The +Income GMWB with Joint Option is also available on a limited basis under qualified custodial account contracts, pursuant to which the Annuitant and a contingent Annuitant named at election of the GMWB must be spouses and will be the Covered Lives. The only changes in these arrangements that we permit are that (i) the custodial Owner may be changed or (ii) the ownership of the Contract may be transferred to the Annuitant if, at the same time as that transfer, the contingent Annuitant is designated as the primary (spousal) Beneficiary. Termination. This GMWB terminates, subject to a prorated GMWB Charge assessed for the period since the last annual GMWB Ccharge, and all benefits under this GMWB end on the earlier of: • the date you elect to receive income payments under the Contract; • the Latest Income Date; • the date you take a total withdrawal; • the date upon which the Contract terminates because the Owner, any joint Owner, or the Annuitant on a qualified custodial account Contract, dies, unless continued by the spouse; • the Continuation Date if the surviving spouse elects to terminate the GMWB and the spouse is permitted under the terms of this GMWB to make such an election; or • the date upon which all obligations for payment under this GMWB have been satisfied after the Contract has been terminated. This GMWB may not otherwise be terminated independently from termination of the Contract. GMWB Charge.CHARGE The charge for this GMWB begins when the endorsement is added to the Contract and is expressed as an annual percentage of the Guaranteed Withdrawal Balance (“GWB”). For more information about the GWB, please see “Guaranteed Withdrawal Balance” beginning on page 39. The table below shows the current and maximum annual charges and the maximum increase we may make to the annual charge at one time. 48

+Income GMWB

	Current Annual Charge	Maximum Annual Charge	Maximum Increase to Annual Charge (at one time)
GMWB Charge	1.45%	3.00%	0.25%
Charge Basis		GWB	
Charge Frequency		Annual	

+Income GMWB with Joint Option

	Current Annual Charge	Maximum Annual Charge	Maximum Increase to Annual Charge (at one time)
GMWB Charge	1.45%	3.00%	0.25%
Charge Basis		GWB	
Charge Frequency		Annual	

You pay the applicable percentage of the GWB each Contract Anniversary.

We deduct the charge from your Contract Value on an annual basis. The charge is deducted from Contract Value after any applicable interest is credited on the Contract Anniversary and any funds in the Short Duration Fixed Account Option are automatically transferred out, but before the annual~~ GMWB~~ S~~s~~tep-U~~u~~p would occur, if applicable. If the Fixed Account Value is greater than the Fixed Account Minimum Value, the charge will be deducted from your allocations to all Contract Options in the same proportions that the respective allocations bear to your Contract Value until such time that the Fixed Account Contract Value has been reduced to the Fixed Account Minimum Value. If the Fixed Account Value is equal to the Fixed Account Minimum Value, the charge will be deducted from your allocations to the Index Account Options. If no value remains in the Index Account Options and the Fixed Account Value is equal to the Fixed Account Minimum Value, the charge will not be assessed for that Contract Year. While the charge is deducted from the Contract Value, it is based on the applicable percentage of the GWB. Upon termination of the endorsement, the charge is prorated for the period since the last annual charge.

On each fifth Contract Anniversary, we reserve the right to increase the charge, subject to the applicable maximum annual charge and maximum increase to annual charge, as shown in the tables above. If the GMWB C~~c~~harge is to increase, a notice will be sent to you 45 calendar days prior to the Contract Anniversary. You may then elect to opt out of the charge increase and any future charge increases by forfeiting annual~~automatic~~ S~~s~~tep-U~~u~~ps on future Contract Anniversaries. **Upon such election, the GAWA% will be determined with no future recalculation.** The Determination Date S~~s~~tep-U~~u~~p is not impacted by an election to opt out of a charge increase. While electing to discontinue future annual~~automatic~~ S~~s~~tep-U~~u~~ps will prevent an increase in the charge, you will be foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase. Such election is final, and you may not subsequently elect to reinstate annual~~automatic~~ S~~s~~tep-U~~u~~ps once they have been discontinued. All elections must be received by us in Good Order prior to the Contract Anniversary. Charge increases under this provision may only occur every five years on the Contract Anniversary. If we opt not to increase a charge under this provision, the charge will not be subject to increase again until the Contract Anniversary five years thereafter.

The actual deduction of the charge will be reflected in your annual statement. You will continue to pay the~~ charge for the~~ GMWB Charge through the earlier date that you annuitize the Contract or your Contract Value is zero. We will, however, stop deducting the charge under other circumstances that would cause the GMWB to terminate. For more information, please see “Termination”~~ under “+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life or Two Covered Lives ("+Income GMWB" and "+Income GMWB with Joint Option")”~~ beginning on page 48. We reserve the right to prospectively change the charge on new Contracts or if you select this GMWB~~benefit~~ after your Contract is issued (subject to availability), subject to the applicable maximum annual charge listed above. Upon election of this~~the~~ GMWB, the applicable GMWB C~~c~~harge will be reflected in your confirmation. For more information about how this GMWB works, please see “+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up for a Single Life ("+Income GMWB") or Two Covered Lives (~~"+Income GMWB" and~~ "+Income GMWB with Joint Option")" beginning on page 37.

Guaranteed Minimum Withdrawal Benefit Considerations. Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also provide for an inheritance for

49

their Beneficiaries. The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and need to withdraw income from those investments. A ~~Guaranteed Minimum Withdrawal Benefit ("~~GMWB~~")~~ is designed to help investors manage these uncertainties.

A GMWB does not guarantee that the Guaranteed Annual Withdrawal Amount ("GAWA") will be sufficient to cover any individual's particular needs. Moreover, a GMWB does not assure that you will receive any positive return on your investments and/or that your Contract will not lose money due to negative Index Return. While a GMWB's S~~s~~tep-U~~u~~p feature may provide protection against inflation when there are strong investment returns that coincide with the availability of a S~~s~~tep-U~~u~~p, the GMWB does not protect against any loss of purchasing power due to inflation. Also, it is important to note that withdrawals from your Contract (including GAWA withdrawals) make it less likely that future S~~s~~tep-U~~u~~ps to your Guaranteed Withdrawal Balance ("GWB") (if any) will increase your GAWA. This is because all withdrawals reduce your Contract Value and GWB. It is also important to note that Excess Withdrawals ~~, defined as any portion of a withdrawal taken that causes total withdrawals taken during that Contract Year to exceed the greater of the GAWA or Required Minimum Distribution ("RMD"), if applicable, on the date of the withdrawal,~~ may significantly reduce the likelihood that your GAWA will increase due to a S~~s~~tep-U~~u~~p, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by more than the amount withdrawn; in other words, on more than a dollar-for-dollar basis.

Withdrawals~~Payments~~ under a GMWB will first be taken~~made~~ from your Contract Value. Our obligations to pay you more than your Contract Value will only arise under limited circumstances. Thus, in considering the election of a GMWB, you should consider whether the value to you of the level of protection that is provided by the GMWB and the cost of the GMWB, which reduces Contract Value and offsets our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

~~We offer a Joint For Life GMWB, which is available only to spouses and differs from a For Life GMWB without the Joint Option (which is available to spouses and unrelated parties) and enjoys the following advantages:~~

~~If the Contract Value falls to zero, benefit payments under the Joint For Life GMWB will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective. (For more information about the For Life Guarantee and for information on who is a Covered Life under the +Income GMWB with Joint Option, please see "+Income For Life Guaranteed Minimum Withdrawal Benefit with Annual Step-Up" beginning on page 37.~~

~~If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on a For Life GMWB without the Joint Option).~~

~~The Joint For Life GMWB may have a higher charge than the respective For Life GMWB without the Joint Option.~~

Additionally, the timing and amounts of withdrawals under a GMWB have a significant impact on the amount and duration of benefits. The cumulative cost of a GMWB also is greater the longer the duration of ownership. The closer you are to retirement, the more reliably you may be able to forecast your needs to make withdrawals prior to the ages where the amounts of certain benefits (such as a For Life Guarantee (59½)) are locked-in. Conversely, forecasts at younger ages may prove less reliable. You should undertake careful consideration and thorough consultation with your financial professional as to the financial resources and age of the Owner/Annuitant and the value to you of the potentially limited downside protection that a GMWB might provide.

All GMWBs provide that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin. The Income Date is either a date that you choose or the Latest Income Date. The Latest Income Date is the Contract Anniversary on which you will be 95 years old, or such date allowed by the Company on a non-discriminatory basis or as required by an applicable qualified plan, law or regulation. For more information, please see "Income Payments" beginning on page 53.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you. Naturally, you should discuss with your financial professional whether a GMWB is suitable for you. Consultation with your financial and tax advisor is also recommended.

These considerations are of particular significance due to the For Life Guarantee feature of the +Income ~~available~~ GMWB and +Income GMWB with Joint Option, as the GAWA ~~For Life~~ payments will cease when you annuitize voluntarily or on the

50

Latest Income Date. Although thesethe GMWBs contains an annuitization options that may allow the equivalent of GAWAFor Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB will terminate when you annuitize. WITHDRAWAL CHARGE At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining Withdrawal Charge that remains after a withdrawal), you may withdraw the following with no Withdrawal Charge: • Premium that is no longer subject to a Withdrawal Charge (Premium that has been invested in your annuity for at least six years without being withdrawn), • Earnings (any Contract Value that is in excess of your Remaining Premium), and • any Free Withdrawal amount. The free withdrawal amount is equal to 10% of Remaining Premium during each Contract Year that would otherwise incur a Withdrawal Charge, minus earnings. The free withdrawal amount may be taken once or through multiple withdrawals throughout the Contract Year. Amounts withdrawn to satisfy required minimum distributions reduce the amount of available Ffree Wwithdrawal. We will deduct a Withdrawal Charge on: • Withdrawals in excess of the Ffree Wwithdrawal amount (the Withdrawal Charge is imposed only on the excess amount above the Ffree Wwithdrawal amount), • Withdrawals under a Contract that exceed its required minimum distribution under the Internal Revenue Code (the entire amount withdrawn to fulfill your withdrawal request, including amounts necessary to pay Withdrawal Charges, will be subject to the Withdrawal Charge), • Excess Withdrawals on Contracts with an add-on Guaranteed Minimum Withdrawal Benefit; • The gross amount withdrawn in a total withdrawal, which includes amounts necessary to pay Withdrawal Charges, and • Amounts applied to income payments on an Income Date if the Income Date is within one year of the Issue Date. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from Remaining Premium. If you request a total withdrawal or elect to commence income payments within one year of the date your Contract was issued, the Withdrawal Charge is calculated as a percentage of Remaining Premium in the Contract immediately prior to the withdrawal. Please note, any Ffree Wwithdrawal taken, like any withdrawal, reduces both Contract Value and Remaining Premium. Any portion of the Withdrawal Charge that would reduce the Fixed Account Value below the Fixed Account Minimum Value will be waived. The amount of the Withdrawal Charge deducted varies according to the following schedule (state variations may apply): Withdrawal Charge (as a percentage of Remaining Premium): Completed Contract Years 0 1 2 3 4 5 6+ 8.0% 8.0% 7.0% 6.0% 5.0% 5% 4.0% 4% 0.0% 0% You may request a partial withdrawal as either a gross amount withdrawal or a net amount withdrawal. Your selection will have an impact on both the amount you receive and the amount of the Withdrawal Charge assessed on your partial withdrawal. 51

APPENDIX A: CALCULATION EXAMPLES

The Contract currently offers five interest Crediting Method/Protection Option combinations for crediting Index Adjustments to the Index Account Options: Cap with Buffer, Cap with Floor, Performance Trigger with Buffer, Performance Trigger with Floor, and Performance Boost with Buffer.

We calculate the Interim Value on each day of the Index Account Option Term. The Interim Value is the amount that is available to be withdrawn or for an Intra-Term Performance Lock from your Index Account Option on any given day. The Interim Value calculation depends, in part, on the Crediting Method and Protection Option you elect. In calculating the Interim Value, we use the Index Value on two dates, which helps us determine the Index Adjustment, positive or negative, to be credited to your Index Account Option Value each day: the Index Value on the first day of the Term and the Index Value on each day we calculate your Interim Value. To determine the Index Adjustment, we then determine the net change in Index Value and express it as a percentage. This result is called the Index Return. If the Index Return is positive or zero on the Cap and Performance Trigger Crediting Methods, or if the Index Return is positive, zero, or negative but within the elected Buffer on the Performance Boost Crediting Method, we apply the prorated Crediting Method rate. For the Cap Crediting Method, the positive Index Return is multiplied by the Index Participation Rate before the application of the prorated Cap Rate. If the Index Return is negative on the Cap and Performance Trigger Crediting Methods, or if the Index Return is negative in excess of the elected Buffer on the Performance Boost Crediting Method, we adjust the return to reflect the prorated Protection Option. The Floor rate is not prorated and will be equal to the term-length Floor. Certain states require us to provide guaranteed minimum Index Adjustment Factors (identified in Appendix B: State Variations). In these states, when we calculate your Interim Value, we will apply the greater of the (non-guaranteed) prorated Index Adjustment Factors or the guaranteed minimum Index Adjustment Factors. This means, if the guaranteed minimum Index Adjustment Factors result in a higher Interim Value, we will apply the higher Interim Value. The Adjusted Index Return is then multiplied by the Index Account Option Value at the beginning of the Term (adjusted to reflect any withdrawals during the Term) to determine the amount of Index Adjustment to credit. The Index Adjustment is then added to or subtracted from your Index Account Option Value at the beginning of the Term (adjusted to reflect any withdrawals during the Term) to get the current Index Account Option Value. It should be noted that unless otherwise indicated, Withdrawal Charges are not included in the examples for simplicity and the total Withdrawal Value at any point is equal to the Pre-Withdrawal Interim Value, Intra-Term Performance Lock Interim Value, or the Total Withdrawal Value in the tabular representation of examples 1-13.

INDEX TO EXAMPLES		
During the Crediting Term		
Cap Crediting Method		
Cap with Buffer, Single Withdrawal where Index Return exceeds Cap	Example 1	pg. A-2
Cap with Buffer, Multiple Withdrawals, Index Participation Rate ("IPR") greater than 100%, Index Return within Buffer, Index Return exceeds Buffer	Example 2	pg. A-4
Cap with Floor, Single Withdrawal, IPR greater than 100%, Index Return less than Cap	Example 3	pg. A-6
Cap with Floor, Multiple Withdrawals, Index Return within Floor, Index Return exceeds Floor	Example 4	pg. A-8
Performance Trigger Crediting Method		
Performance Trigger with Buffer, Single Withdrawal, Index Return greater than PTR, Index Return less than PTR	Example 5	pg. A-10
Performance Trigger with Buffer, Multiple Withdrawals, Index Return less than PTR, Index Return exceeds Buffer, Index Return within Buffer	Example 6	pg. A-12
Performance Trigger with Floor, Single Withdrawal, Index Return less than PTR, Index Return within Floor	Example 7	pg. A-14
Performance Trigger with Floor, Multiple Withdrawals, Index Return greater than PTR, Index Return with the Floor, Index Return exceeds the Floor	Example 8	pg. A-16
Performance Boost Crediting Method		
Performance Boost with Buffer, Single Withdrawal, Index Return equal to Buffer, Index Return within Buffer with Index Adjustment less than Performance Boost Cap Rate ("PBCR"), Index Return exceeds Buffer	Example 9	pg. A-18
Performance Boost with Buffer, Multiple Withdrawals, Index Return less than PBCR where Index Adjustment is capped, Index Return within Buffer where Index Adjustment is less than PBCR, Index Return exceeds Buffer	Example 10	pg. A-20
Intra-Term Performance Lock		
Cap with Buffer, Index Return exceeds Cap	Example 11	pg. A-22
Cap with Floor, Index Return less than Cap	Example 12	Pg. A-24

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APPENDIX B: STATE VARIATIONS [TO BE UPDATED BY AMENDMENT] Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. The state in which your Contract is issued also governs whether or not certain options are available or will vary under your Contract. Arizona Requirement that 30 days advance notice be given to owners/beneficiaries of their available income options prior to the Income Date. Requirement that a 180 day maximum limit be placed on any deferral of payments for partial and/or total withdrawals, and that the owner be given notice of such postponement in payments without 15 days of receipt of the partial and/or total withdrawal request at the Customer Care Center. California No Waiver of Withdrawal Charges for Extended Care available. State-specific requirement that seniors have the option to invest in the Fixed Account during the Free Look period if Return of Premium Free Look is elected on the application. If the Return of Premium Free Look is elected by a senior applicant, the initial Index Account Option Term is shortened by 35 days. Connecticut No restrictions on Fixed Account allocations. Florida No Withdrawal Charges assessed upon annuitization, even if annuitized in the first Contract Year. No restrictions on Fixed Account allocations or transfers. Kansas Increased waiting period for Waiver of Withdrawal Charge due to Terminal Illness to 24 months. Louisiana Pre-selected Death Benefit option is not available per state regulation. Beneficiary is always able to choose the death benefit option. Maryland Reduced waiting period for Waiver of Withdrawal Charge due to Terminal Illness or for Extended Care to 6 months. Beneficiary's Entitlement to Death Benefit Before Income Date section of Contract revised to indicate beneficiary's death prior to or simultaneous to the Owner's death makes them ineligible to receive the death benefit. Massachusetts Increased waiting period for Waiver of Withdrawal Charge due to Terminal Illness to 24 months. No Waiver of Withdrawal Charge for Extended Care available. New Jersey Renewal Notice will include the current interest rate for the Fixed Account and Index Adjustment Factors for the Index Account. No restrictions on Fixed Account allocations. Guaranteed minimum Cap Rates, Performance Trigger Rates, Performance Boost Cap Rates, and Buffers may be used in the calculation of Interim Value. We apply the greater of the applicable guaranteed minimum Index Adjustment Factor(s) or the (non-guaranteed) prorated Index Adjustment Factors. Higher Index Adjustment Factors result in higher Interim Values. Texas Requires 31 day advance notice of Fixed Account unavailability or restrictions. Waiver of Withdrawal Charge Due to Terminal Illness eligibility date is the Issue Date. Virginia No Waiver of Withdrawal Charge for Extended Care. Washington GMWB Charge not assessed against the Fixed Account. STATE MATERIAL VARIATION OR AVAILABILITY B-1

APPENDIX D GMWB PROSPECTUS EXAMPLES I. +INCOME GMWB Unless otherwise specified, the following examples apply to and assume you elected the +Income GMWB (referred to below as a GMWB) when you purchased your Contract, no other add-on benefits were elected, your initial Premium payment net of any applicable taxes was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, and all partial withdrawals requested include any applicable charges. Unless otherwise stated, it is assumed that each withdrawal occurs after the GAWA% has been determined. The examples assume that your age and accrued Deferral Years when the GAWA% is first determined corresponds to a GAWA% of 5%, and the GMWB and any For Life Guarantee have not been terminated. If your age at the time the GAWA% is first determined corresponds to a GAWA% other than 5%, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%. Example 1: This example demonstrates how GMWB values are set at election. • Your initial GWB is $100,000, which is your initial Premium payment, net of any applicable taxes. • Your GAWA is $5,000, which is 5% of your initial GWB ($100,000 * 0.05 = $5,000). Example 2: This example demonstrates how your GAWA% is determined. Your GAWA% is determined on the earlier of the time of your first withdrawal, the date you elect to opt out of GMWB charge increases, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option. This date is referred to as your Determination Date. Your GAWA% is set based upon your attained age and accrued Deferral Years at that time. Your initial GAWA is determined based on this GAWA% and the GWB after any applicable Determination Date step-up has occurred. • This example demonstrates what happens if your Contract Value is $200,000 and your GWB is $100,000 on the Determination Date. s Your new GWB automatically steps-up to equal $200,000, which is equal to your Contract Value, since the Contract Value is larger than the GWB. s Your GAWA is calculated to equal $10,000, which is to the applicable GAWA% multiplied by your GWB (0.05 * $200,000 = $10,000) ▪ Notes: s The Determination Date step-up of the GWB to the Contract Value will only occur if the Contract Value is greater than your GWB on the Determination Date. • In the case that your GAWA% is determined due to a partial withdrawal, you would be eligible for a GAWA withdrawal based on the GWB after the Determination Date step-up occurs, if applicable. s Your GAWA% will not change once determined. s The Deferral Years stop accruing at the Determination Date. Example 3: This example demonstrates how your GWB isGMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)). ▪ Example 3a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000: s Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000). s Your GAWA for the next year remains $5,000 since you did not withdraw an amount that exceeds your GAWA. D-1 first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years. ▪ Example 4b: This example demonstrates the proportional reduction of your GWB and GAWAwhat happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000: ▪ The dollar-for-dollar portion of your withdrawal is equal to your GAWA of $5,000. ▪ The Proportional Reduction Factor for the withdrawal is 0.95, equal to (1 - ($10,000 - $5,000) / ($105,000 - $5,000)). This is calculated as (1 – (partial withdrawal amount – dollar-for-dollar amount) / (Contract Value prior to partial withdrawal – dollar-for-dollar amount)). s Your new GWB is $90,250, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then multiplied by the Proportional Reduction Factorreduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * 0.95(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250]. s Your GAWA is recalculated to equal $4,750, which is your current GAWA multiplied by the Proportional Reduction Factorreduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * 0.95(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $4,750]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years. ▪ Example 4c: This example demonstrates the proportional reduction of your GWB and GAWAwhat happens if you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000: ▪ The dollar-for-dollar portion of your withdrawal is equal to your GAWA of $5,000. ▪ The Proportional Reduction Factor for the withdrawal is 0.90, equal to (1 - ($10,000 - $5,000) / ($55,000 - $5,000)). This is calculated as (1 – (partial withdrawal amount – dollar-for-dollar amount) / (Contract Value prior to partial withdrawal – dollar-for-dollar amount)). s Your new GWB is $85,500, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then multiplied by the Proportional Reduction Factorreduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * 0.90(1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500]. s Your GAWA is recalculated to equal $4,500, which is your current GAWA multiplied by the Proportional Reduction Factorreduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * 0.90 (1-($10,000-$5,000) / ($55,000 - $5,000))= $4,500]. If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years. • Notes: s If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB. D-3

Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years. s If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value (as determined based on the Contract Anniversary Value) becomes $195,000, which is your Contract Value (as determined based on the Contract Anniversary Value) prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000). Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value (as determined based on either the Contract Anniversary Value or the Highest Quarterly Contract Value, as applicable). At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000 * 0.05 = $9,750). If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date. However, if the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years. • Notes: • This is for the annual step-up only. For examples of how the GMWB values are determined due to the step-up on the Determination Date see example 2. • As the example illustrates, when considering a request for a withdrawal at or near the same time as application of a step-up, the order of the two transactions may impact your GAWA. ◦ If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. ◦ If the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied. ◦ Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions. s This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD. s If the For Life Guarantee is not in effect, and if your GWB falls below your GAWA at the end of your Contract Year, your GAWA will be adjusted to equal your GWB. s Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract. Example 7: This example illustrates how the GAWA is re-determined when the For Life Guarantee for the GMWB becomes effective after the effective date of the endorsement at age 59½. At the time the For Life Guarantee becomes effective, your GAWA is re-determined. (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.) • Example 7a: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $460,000, your GWB is $50,000, and your GAWA is $5,000: s Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000 * 0.05 = $2,500). D-5

s The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option). Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse). • Example 7b: This example demonstrates what happens if your Contract Value has fallen to $0 prior to the date the For Life Guarantee becomes effective, your GWB is $50,000 and your GAWA is $5,000: s You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted. However, your GAWA would not be permitted to exceed your remaining GWB. Your GAWA is not recalculated since the Contract Value is $0. s The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee. Example 7c: This example demonstrates what happens if on the date the For Life Guarantee becomes effective, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000: s Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0 * 0.05 = $0). s The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option). Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse). s Although your GAWA is $0, upon step-up or subsequent Premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option). Example 8: This example illustrates how the For Life Guarantee is affected upon death of the Owner on a For Life GMWB with Joint Option. • This example demonstrates what happens if at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000: s If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or begin on the date the For Life Guarantee becomes effective. The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained) and accrued Deferral Years. Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life. s If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect. The GAWA % and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained) and accrued Deferral Years. The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life. D-6